Filed pursuant to Rule 424(b)(3)
Registration No. 333-165961

PROSPECTUS

DM PRODUCTS, INC.
148,009,888
SHARES OF COMMON STOCK
PUBLIC OFFERING
___________________

The selling shareholders are registering in this prospectus 148,009,888 shares of common stock .

We will not receive any proceeds from the sale of shares in this offering. We will pay the expenses of registering these shares. We have not made any arrangements for the sale of these securities.

The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. Our common stock is quoted on the Pink OTC Markets, Inc. (“Pink Sheets”) under the symbol “DMPD.PK.” The last reported sale price of our common stock on the Pink Sheets on September 27, 2010, was $0.002 per share.

The purchase of the securities offered through this prospectus involves a high degree of risk.  See section entitled “Risk Factors” starting on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Prospectus is:  October 8, 2010

Page
Summary	5
Our Business	5
Fragrance and Personal Care Division	8
Going Concern	8
Corporate History	8
The Offering	9
Financial Information	9
Risk Factors	10
An investment in the Shares involves a high degree of risk.	10
Risks Related to Our Financial Condition	10
Because we had reoccurring losses, it is uncertain whether we will be able to achieve our business objectives.	10
Because we have negative operating capital, and if we are not successful in continuing to grow our business and obtaining additional capital, then we may have to scale back or even cease our ongoing business operations.	10
Because we have faced the recurrent inability to continue as a going concern, you may lose your entire investment in our company.	11
Because the current poor economic climate has depressed discretionary spending and tightened the credit markets, we may be unable to raise money to execute on our infomercial business plan.	11
Because of the current poor economic climate, we may experience depressed revenues insufficient to stay in business, even if we are able to raise money.	11
Risks Related to Our Business	11
Because we are a developing company with limited operating history and only one current source or revenue, our business may fail should an event arise which would compromise this single source of revenue.	11
Because our marketplace is inherently “hit driven,” and our success depends on the appeal of products on infomercials, we may be forced to discontinue operations if our campaigns are unsuccessful.	12
If we are unable to raise money for our subsidiary Aliano, Inc. to run our fragrance and personal care product line, we will be forced to abandon this line of business entirely.	13
If we are unable to identify and market new products, our ability to increase or maintain our sales and profitability will be negatively affected.	13
In the event that we are unable to successfully compete within the infomercial industry, we may not be able to achieve profitable operations.	13
Because our products may have defects, we could be subject to significant costs or damages which could adversely affect market acceptance or our products.	14
If we fail to implement our product manufacturing and distribution strategy effectively, our revenue, gross margin and profitability could suffer.	14
If we are not granted full protection for property rights over any copyrights, trademarks, service marks and trade secrets, we may have difficulty safeguarding our name or the public’s identification of our grand resulting in a potential loss of any competitive advantage.	15
If we are unable to successfully manage growth, our operations could be adversely affected.	16
Because one of our largest shareholders is also our legal counsel, the loss of his services could substantially affect our business operations.	16
If we are unable to hire and retain key personnel, we may not be able to implement our business plan.	16
Risks Related to Our Common Stock	17
Our common stock is quoted on the Pink Sheets, which may limit the liquidity and price of our Common Stock more than if our Common Stock were quoted or listed on the NASDAQ Stock Market or a national exchange.	17
The trading price of our common stock may decrease due to factors beyond our control.	17
If a market for our common stock does not develop, shareholders may be unable to sell their shares.	18
If the selling shareholders sell a large number of shares all at once or in blocks, the market price of our shares would most likely decline.	18
Because we will be a public reporting company, we face increased costs and risks that could harm our growing business.	18
Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.	19
Because we will be subject to the “Penny Sock” rules, the level of trading activity in our stock may be reduced.	19
If our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.	19
Because of market pressures on our common stock, the market price of our shares may decline.	19

Summary

The Company

Our Business

We are in the business of locating inventive products and introducing these products through a Direct Response Model, a form of marketing that allows potential consumers direct access to the seller without the necessity of traditional retail.  Our primary focus is on infomercials (long-form television commercials, typically five minute or longer),  Infomercials are a form Direct Response Television, or DRTV for short, which include any TV advertising that asks consumers to respond directly to the company, usually by either calling an 800 number or by visiting a website.  In the future, we intend to utilize other direct marketing channels, such as outbound sales via call centers, and direct mailing.  We also intend to increase our sales efforts in traditional retail markets.

Our management team is  approached by individuals and entities with new product ideas.  The contact is usually the result of those viewing our infomercial and having an idea of their own.  In addition, we frequent trade shows throughout the U.S. and have established relationships with companies known for their infomercial contacts and ideas, such as Tristar Products, Inc. (located in New Jersey) and Script-to-Screen (located in Southern California).

Within the last five years, we have only marketed one product, a fishing lure product known as the Banjo Minnow Fishing Lure System (“Banjo Minnow”). We own 75% interest in a joint venture, known as Direct Success LLC #3, which has the exclusive rights to manufacture, use, distribute, sell, advertise, promote and otherwise exploit the Banjo Minnow.

We do not manufacture or distribute the products that we locate to market.  Our business model incorporates the outsourcing of primary functions.  This outsourcing includes contracting with companies to:  i)  Manufacture the actual product according to our specifications and approval; ii) Warehouse our inventory and fulfill orders provided to these facilities from inbound telemarketing centers; iii) Receive customer calls in response to viewing our commercials, obtain the credit card and billing information, and transfer such information to the fulfillment centers; iv) Receive customer service calls and either correct the situation or report any problems directly to the company for handling; and v) Purchase media time, pursuant to guidelines provided by the company, such as airing dates, times and locations.

In the case of Banjo Minnow, our joint venture entity subcontracted all of the above-listed responsibilities to TriStar Products, Inc. Pursuant to our agreement with TriStar, they are responsible for infomercial production/revision, manufacture of product, procurement of media time, call center activity, fulfillment obligations, and customer service.   We receive royalties from the sales of the Banjo Minnow that TriStar distributes in proportion to our holdings in Direct Success LLC #3.  In 2009, the royalties we received totaled $363,767.

The contract granting Direct Success, LLC #3 the exclusive distribution rights, together with the modifications pursuant to the Arbitration settlement, require Direct Success, LLC#3 to pay Banjo Buddies a royalty in the amount 5% for the sale of all products through December 31, 2011, with DM Products maintaining an option to extend the licensing period for an additional six (6) months.   Direct Success#3 and Banjo Buddies commenced arbitration pursuant to the rules promulgated by the American Arbitration Association.  Before the arbitration hearing occurred, however, the parties settled. Pursuant to the Arbitration settlement, the royalties due Banjo are paid directly to them by Tristar.  There were no changes to our distribution rights following the settlement of the arbitration other than a reduction in the term of the contract by two years, or to  January 1, 2012 with a six month extension option through June 30, 2012.

We intend to duplicate this process with future products; however, we believe we have the contacts and capability of managing an infomercial campaign “in house” if management believes such an operation would be in the best interest of the company.  Prior to our acquisition of Direct Success, Inc. (our wholly-owned subsidiary) in 2005, Direct Success fully managed the Banjo Minnow campaign.  This included purchasing media time from cable stations throughout the United States and Canada, retaining the services of fulfillment houses and call centers, drafting the scripts used by sales representatives,  utilizing our own merchant accounts, and providing direct customer service.  Like most companies in the infomercial industry, we outsource and do not manufacture our products and don’t intend to do so in the future.  Therefore, we have not purchased any machinery or tooling.  With regards in house management of infomercials, the only equipment needed relates to the fulfillment and call centers, and these services and equipment are outsourced.  The fulfillment and call centers receive a straight percentage based on call volume and sales.  No other equipment is needed for in house management of infomercials. We currently are capable of handing the remaining functions of in house management of infomercials: including drafting scripts used by sales representatives, using our own merchant accounts and providing direct customer service.

We are currently looking to locate and market innovative health, beauty, fashion, fitness and other products for sale through infomercial marketing and distribution channels.  As stated above, our management team is continually seeking out new infomercial ideas.  Although a specific time frame cannot be defined, management desires to introduce one (1) campaign in each calendar year.  However, the feasibility of such progress will be dependent on the product idea itself as well as the cost associated with the campaign.  Although we do not currently have a source of financing, we are discussing the options and feasibility of a private placement of securities to raise capital, if needed.   However, there is no guarantee that a source of financing, or the success of a private placement of securities, will be secured, and there is no certainty in our obtaining additional funding.

The cost associated with a new product launch can vary depending on the product.  We anticipate a low range cost of $200,000 to a high range cost of up to $1 million per product. The time frame required for a new product launch varies as well. Once a product is selected, a feasibility market analyst is completed and followed up with a cost and pricing analysis. This takes about 2 months.  A small quality of the product is ordered for the test launch, usually around 1000 units. This can take 2 to 6 months, depending on the type of product and the factory’s back log.  A short form infomercial is often created, which takes another 1 to 2 months.  A regional test launch is then performed on a conservative scale in two or three areas of the domestic markets. This can takes two to four weeks, depending on initial results. If the test is successful, an additional calculated amount of product is ordered for a full launch. It can take anywhere from 3 to 6 months for receipt of the product.  Depending on the type of product the time frame for launching a new product may take from 6 to 12 months.

Our profits are expected to be derived from inbound sales (calls coming in directly from phone numbers shown on the infomercial), outbound sales (return calls from our call centers), up sells (i.e. buy a second item at a discounted rate) and retail distribution. In addition to direct sales from infomercial play, infomercials drive customers to websites and retail centers and assist in branding products and driving product demand. Infomercials currently run in many foreign markets in addition to the US, and we believe that foreign markets represent a tremendous growth opportunity. Our primary objective is to penetrate this rapidly expanding industry by introducing consumer products to national and international markets through a series of infomercial campaigns.

Although our primary revenue to date has been derived from the actual inbound sales, our ultimate goal is to equip the call centers with upsell incentives and have them obtain as much information on every caller to allow follow up calls with possible additional incentives to purchase.  However, our ability to utilize the services of an “outbound” call center will be dependent on our acquiring successful products and, more importantly, our financial ability.  Since we are currently dependent on the revenues derived from the royalties on the Banjo Minnow, and there is no certainty in our obtaining additional funding for future projects, we can provide no real time estimate as to when we can perform this task.  This applies, as well, to our ability to penetrate the retail markets, as such a task would require our hiring additional personnel.  Our total revenues for the year ended 2009 and for the six months ended June 30, 2010 are $363,767 and $207,139 respectively. Our net income for the year ended 2009 and for the six months ended June 30, 2010 are $88,670 and $23,039 respectively.  Our most recent audited period of the is the year ended December 31, 2009.

In the past, we have outsourced to several different call center providers.  These call centers have the capacity to provide over 300 operators for both sales and customer service. Upsell incentives are used by follow up phone calls.  Incentives can vary from additional product order discounts to new product offerings with added accessories at no charge.

Our operational strategy consists of employing one of three distinct business alternatives for each product/infomercial:

▪ Complete Project Funding - We would obtain the exclusive licensing rights to products and pay a nominal royalty (2-5%) of gross sales to the product developer;

▪ Joint Venture Projects - We would share costs of production, marketing and distribution and would share revenues with product developers; and

▪ Straight Royalty Arrangements - We would partially finance the infomercials in exchange for a fixed royalty on gross sales.

The key to our ability to continually attract new products and new product developers will, in large part, determine our success. As part of our strategy, we intend to develop strategic alliances with strong companies that are established operators in the infomercial and advertising industry.

Fragrance and Personal Care Division

On July 23, 2010, we formed Aliano, Inc., a wholly owned subsidiary of DM Products.  The company was incorporated under the laws of the State of Nevada for the purpose of formulating, producing and marketing a line of luxury perfume and related products.  As of the date of this prospectus, we have not engaged in any operations with this new line of business.  We have, however, engaged in organizational activities including provisionally appointing Mr. Robert Aliano to hold the position of CEO for Aliano, Inc., which we have trade named “Aliano Westlake Village.” We expect that Mr. Aliano will be responsible for all aspects of the company’s operations, including fragrance creation, packaging and presentation, product promotion, and campaign management. We have also provisionally appointed Mr. Joseph Sutman as Chief Operations Officer of Aliano, Inc., and hired Portia Entertainment Group LLC, headed up by Deborah Wagnon, Esq., to assist in the procurement of celebrity endorsements for our new fragrance division.

Our pursuit of this line of business and the appointment of the foregoing persons to officer positions and Entertainment Group, LLC as a consultant is conditioned upon raising money to fund this new line of business. In the months ahead, we intend to raise money to pay our management team, consultants, and to develop our product line and marketing channels.  We expect short term cost at roughly $100,000.  We have no formal plans at the present time to raise money. If we cannot raise additional capital, we would be forced to discontinue our design to develop this line of business.

Going Concern

Our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.  Management shares such concern in the event the company is unable to attract and obtain additional products and successfully implement our business plan, including increased revenues and additional funding.   We have reached the level of profitability during our short period of existence and anticipate that our company will show a net profit in year 2010 as well.  However, we have operated with limited operating capital and we will continue to face immediate and substantial cash needs.  Although we achieved a net income of $88,670 for the year ending 2009, there is no guarantee that we will show a net profit in 2010.   We need to increase revenues and obtain additional funding to fully implement our business plan.

Corporate History

We were incorporated on March 1, 2001 under the laws of the state of Nevada under the name Effective Sports Nutrition Corporation.  On April 11, 2005, Effective Sports Nutrition changed its name to Midwest E.S.W.T. Corp. On July 18, 2005, the company entered into a share exchange agreement (the “Share Exchange Agreement”) with Direct Success, Inc., a California corporation.  As a result of the agreement, Midwest E.S.W.T issued an aggregate of 114,851,043 shares of common stock to the shareholders of Direct Success, Inc. in exchange for all of the issued and outstanding common stock in Director Success, Inc. On December 14, 2005, Midwest E.S.W.T changed its name to DM Products, Inc.  As a result of this transaction, Direct Success, Inc. is the wholly owned subsidiary of the registrant, DM Products, Inc.  At the time of the share exchange agreement with Direct Success, Inc., Direct Success had an accumulated loss of $6,195,881.

The Offering

Securities Being Offered
Up to 148,009,888 shares of our common stock, issued to shareholders of Direct Success, Inc as the result of 1) the Share Exchange Agreement between us and Direct Success, Inc., 2) shares issued as compensation for services provided to the company, and 3) shares issued pursuant to a private placements.

Offering Price and Alternative Plan of Distribution
All shares being offered are being sold by existing shareholders without our involvement, so the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.  We will keep this Prospectus effective until the earlier of (i) two years from the date that the registration statement of which this Prospectus is part is declared effective  (ii) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (iii) all of the shares have been sold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

Minimum Number of Shares To Be Sold in This Offering	None

Securities Issued and to be Issued
239,937,352 shares of our common stock are issued and outstanding as of October 8, 2010. All of the common stock to be sold under this prospectus will be sold by existing shareholders. There will be no increase in our issued and outstanding shares as a result of this offering.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Financial Information

Balance Sheet Data	At June 30, 2010		Fiscal Year Ended 12/31/2008 (audited and restated)	Fiscal Year Ended 12/31/2009 (audited)
Cash	$55,255		$7,786	$36,729
Total Assets	132,895		119,195	119,195
Liabilities	47,280		56,619	56,619
Total Stockholder’s Equity	85,615		(36,134)	62,576
Statement of Operations
	For the Three Months Ended June 30, 2010 (unaudited)	For the Six Months Ended June 30, 2010 (unaudited)
Revenue	$201,644	$207,139	$218,112	$363,767
NetLoss/Net Profit for Reporting Period	100,009	143,423	(25,642)	88,670

Risk Factors

An investment in the Shares involves a high degree of risk.

You should carefully consider the risks described below before purchasing any shares. All known material risks and uncertainties are described below.  These include all material risks that are currently known by management.  If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein. You should acquire the shares only if you can afford to lose your entire investment. Our filings with the Securities and Exchange Commission also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we have described below. Please refer to “Note Regarding Forward-Looking Statements” on pages 15 of this Prospectus.

Risks Related to Our Financial Condition

Because we had reoccurring losses, it is uncertain whether we will be able to achieve our business objectives.

Although we had net income of $100,009 and $88,670 for the three months ended June 30, 2010 and the year ended December 31, 2009, respectively, we incurred net losses of $76,970, $38,693 and $163,051 for the three months ended March 31, 2010, and the years ended December 31, 2008 and 2007, respectively.    We cannot assure you that we will not sustain similar or higher net losses or that we will ever sustain profitability on a quarterly or annual basis at any time in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including the current market for our products. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We expect to incur net losses as we build our business and execute our operational strategy.  We are using a substantial portion of our cash resources to develop, market and sell our products.  We may not achieve profitability or positive cash flow from our operations before we use up our cash.  If we cannot generate positive cash flow from our activities in a timely basis or raise additional capital, your shares may be worthless.

Because we have negative operating capital, and if we are not successful in continuing to grow our business and obtaining additional capital, then we may have to scale back or even cease our ongoing business operations.

We do not have sufficient capital for current operations through our cash position and current cash flows. We had limited working capital of $83,429 as of June 30, 2010. We will require additional financing to pay our debts, operate our business and to fund our growth plans.  There can be no assurance that we will be able to obtain such financing on attractive terms, if at all. We have no firm commitments for additional cash.  If we are not able to raise capital and operate profitably, we may have to scale back or cease operations and investors may lose some or all of their investment in our company.

Because we have faced the recurrent inability to continue as a going concern, you may lose your entire investment in our company.

Our independent registered public accounting firm’s opinion on our 2008 and 2009 financial statements, which are included herein, includes an explanatory paragraph indicating substantial doubt about our ability to continue as a going concern. For the past 3 years or more, we have operated with limited operating capital.  We will continue to face immediate and substantial cash needs, and there is a risk we may continue to require more investment capital to fund our business plan.  You may lose your entire investment in our company.

Because the current poor economic climate has depressed discretionary spending and tightened the credit markets, we may be unable to raise money to execute on our infomercial business plan.

The current depressed economy, including the tightening of credit markets, could limit the ability of our company to raise capital through the sale of shares of our securities or by means of commercial loans or lines of credit.

Because of the current poor economic climate, we may experience depressed revenues insufficient to stay in business, even if we are able to raise money.

The current economic environment could have adverse effects on our ability to fully utilize the infomercial model contemplated in our business plan and/or our ability to raise additional capital. The current economic climate, including reduced consumer confidence, reduction in discretionary spending and increased unemployment could affect the marketability of non-essential products being offered through infomercial campaigns.  Since our business focuses on discretionary items, individual purchasers may not be able to afford the purchase of luxury items such as those offered through infomercials.  There are no assurances that the products we now offer, or those we intend to offer in the future, will find an acceptable market.  Should this occur, we will not achieve revenues and the ability to operate our business and expand our product offerings.

Risks Related to Our Business

Because we are a developing company with limited operating history and only one current source of revenue, our business may fail should an event arise which would compromise this single source of revenue.

We are a developing company with limited operations since the date of our inception. Our entire revenue, for the past five years, has been derived through our wholly owned subsidiary, and that entity, in turn, has derived its revenue as the result of one infomercial campaign. Although our management is continually searching for additional products and business opportunities, and has completed evaluations of several potential product ideas, currently, total company revenue is derived from royalty payments received as a result of the Banjo Minnow fishing lure infomercial campaign.  Should an event arise which would compromise the royalties we receive from the Banjo Minnow campaign, it will be unlikely that we will continue to survive as a going concern.

Because our marketplace is inherently “hit driven,” and our success depends on the appeal of products on infomercials, we may be forced to discontinue operations if our campaigns are unsuccessful.

We depend on infomercials as our sole distribution channels for marketing and selling our products. The success rate of an infomercial is approximately 10% .  If customers are not as receptive to new infomercial content or product offerings, our sales through our infomercial sales channel may decline. In addition, if there is a marked increase in the price we pay for our media time, the cost-effectiveness of our infomercials will decrease. If our infomercials are broadcast during times when viewership is low, this could also result in a decrease of the cost-effectiveness of such broadcasts, which could cause our results of operations to suffer. Also, to the extent we have committed in advance for broadcast time for our infomercials, we would have fewer resources available for potentially more effective distribution channels.

To develop a profitable business, we must minimize the number of unsuccessful campaigns and use our capital and any profits from successful campaigns to fund operations between successful campaigns.  Although we are starting to see some success with the Banjo Minnow campaign, we may not have enough cash from internal sources to continue operations.

In 2009, the Banjo Minnow resulted in the company receiving $363,767 in revenue.  It is anticipated that the company will receive an increase in that figure for year ending 2010.  However, if that were not to happen, we would need to seek additional funding, which would dilute our current shareholders and might not be available on any reasonable terms.

Our current monthly fixed expenses (“Burn Rate”) are approximately $25,000.  Based on our history of revenues generated, we believe that we will have adequate funds for the duration of our distribution contract with Tristar (discussed elsewhere in this prospectus), which will expire June 30, 2012. However, following the expiration of that agreement, and assuming the royalties received between the date of this prospectus and June 30, 2012 remain consistent with the royalties we have received to date, we will be faced with depletion of funds within a short period of time, should the company not have in place additional revenue streams or additional financing. In addition to our fixed expenses, we intend to expend funds for the purpose of discovering and investigating potential new products suitable for the infomercial model.  Once a proper candidate is identified, additional expenditures will be required to produce the commercial(s) and “test market” the products in specific areas during specific airings.  The cost for producing and testing of a potential product could be as high as $100,000.

As of June 30, 2010, our cash reserves were $55,255 and we do have a line of credit which enables us to access $92,000.    If we need to and cannot raise additional capital, we would be forced to discontinue operations.

If we are unable to raise money for our subsidiary Aliano, Inc. to run our fragrance and personal care product line, we will be forced to abandon this line of business entirely.

We also expect to launch a new line of fragrance and personal care products, aside from our infomercial business, through our subsidiary, Aliano, Inc.  The expected short term cost associated with developing this line is business is roughly $100,000.  This money will be used to pay our management team, consultants, and to develop our product line and marketing channels.  We will have to raise money to develop this line of business, but we have no formal plans at the present time to do so.  If we cannot raise additional capital, we would be forced to discontinue our design to develop this line of business.

If we are unable to identify and market new products, our ability to increase or maintain our sales and profitability will be negatively affected.

Our ability to maintain and increase revenues depends, to a large extent, on the periodic introduction and availability of new products. If we fail to identify these new products, or if we fail to enter into relationships with their developers prior to widespread distribution within the market, our sales and profitability could be adversely affected. Any new products we identify may have a limited sales life. As a result, we will need to continue to identify new successful products to remain in business. If we identify a potentially successful product, we must also develop a successful campaign to attract consumer interest.

Furthermore, it is possible that new products will never achieve widespread consumer acceptance, also adversely affecting our sales and profitability.

In the event that we are unable to successfully compete within the infomercial industry, we may not be able to achieve profitable operations.

The business of selling products in infomercial industry is highly competitive. This market includes numerous manufacturers, distributors, marketers and retailers that actively compete for consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. In addition, our products may be, or are at the risk of becoming, obsolete due to new product introductions or new technologies. Our competitors may foresee the course of market development more accurately than we do, develop products and technologies that are superior to ours, produce similar products at a lower cost than we can or adapt more quickly to consumer preferences. Any of these developments would harm our operating results.

We compete in select product categories against a number of multinational manufacturers, many of which are larger and have substantially greater resources than we do. Therefore, these larger competitors have the ability to spend more aggressively on advertising, marketing and research and to grow more quickly through acquisitions. Our largest competitors currently sell their products more outlets than we do and have significantly more selling capabilities than we do.

Our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales. We cannot assure you that future price or product changes by our competitors will not adversely affect our net sales or that we will be able to react with price or product changes of our own to maintain our current market position.

Because our products may have defects, we could be subject to significant costs or damages which could adversely affect market acceptance of our products.

Despite testing and quality assurance efforts that we intend to implement, it is possible that product defects will be found in some of our products.  The manufacture and sale of consumer goods involves an inherent risk of liability in the event of product failure or claim of harm caused by product operation.  If this should happen, it is likely that our products will be delayed in gaining market acceptance and our sales will be lower than projected.  These events may also require us to divert our resource from product development in order to resolve these problems.  Additionally, we may suffer a consequent injury to our reputation, increased service and support costs, any of which could have a material adverse effect on our ability to successfully conduct our planned business.  We have in place, through Tristar Products, Inc., product liability insurance for the Banjo Minnow and we plan to obtain product liability insurance coverage for additional products as well; however, there can be no assurance that such coverage will remain available at a reasonable cost and in amounts sufficient to protect us against claims or recalls that could have a material adverse effect on our financial condition and prospects.

If we fail to implement our product manufacturing and distribution strategy effectively, our revenue, gross margin and profitability could suffer.

We rely on third party distributors and manufactures for our products.  For our Banjo Minnow product, we rely on TriStar Products, Inc. to manufacture and distribute the product to customers.

We do not own or operate any manufacturing facilities. We plan to pursue and enter into written agreements with the third party manufacturers to manufacture our products and ship them directly to our customers. If we lose the services of our third party manufacturers, we may be unable to secure the services of replacement manufacturers. In addition, if we are unable to procure written agreements with all of these manufacturers, they could refuse to supply some or all of our products, reduce the number of products that they supply or change the terms and prices under which they normally supply our products. The occurrence of any such conditions will have a materially negative effect upon our reputation and our ability to distribute our products, which will cause a material reduction in our revenues.

We plan to use a variety of different distribution methods to sell our products in the future aside from infomercials, including direct response television sales, indirect sales through retail stores and sales through a website. Successfully managing the interaction of our direct and indirect channel efforts to reach all of the potential customer segments for our products is a complex process. Moreover, since each distribution method has distinct risks and gross margins, our failure to implement the most advantageous balance in the delivery model for our products could adversely affect our revenue and gross margins and therefore profitability.

If we are not granted full protection for property rights over any copyrights, trademarks, service marks and trade secrets, we may have difficulty safeguarding our name or the public’s identification of our brand resulting in a potential loss of any competitive advantage.

We do not currently own, either legally or beneficially, any patent or trademark.  However, our future success relies, in part, on our ability to protect any copyrights, trademarks, service marks and trade secrets we acquire.  We intend to rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect those proprietary rights.  We anticipate entering into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with which we conduct business in order to limit access to and disclosure of our proprietary information.  We can make no guarantee that these contractual arrangements or any other steps we may take to protect our intellectual property will prevent misappropriation of our technology or that we will succeed in deterring independent third party development of similar products or businesses.  We plan to register any inventions eligible for patent or trade protection.  However, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which we seek to do business.  Additionally, as part of our distribution network, we may be required to license certain of our intellectual property to distributors.  There can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation.  We will also rely on certain licensed technology from suppliers of key database technology, operating systems and certain hardware components in order to conduct our business.  We can make no guarantee that these third party technology licenses will continue to be available to us on commercially reasonable terms.  If any one of these licenses terminates and a replacement license is not readily available, we may be forced to obtain substitute technology with a lower quality of performance on less favorable terms.  If this should happen our operational efficiency could materially and adversely affect our results of operations.

There can be no assurance that third parties will not assert a claim of infringement against us with respect to past, current or future technologies.  We expect that participants in the infomercial market will be increasingly subject to infringement claims, as the number of services and competitors in this industry segment grows.  Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements.  We may not be able to negotiate such royalty or licensing agreements on terms acceptable to us.  As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

If we are unable to successfully manage growth, our operations could be adversely affected.

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital. Our ability to manage growth effectively will depend on our ability to improve and expand operations, including our financial and management information systems, and to recruit, train and manage sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development delays as we seek to meet increased demand for our products. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

Because one of our largest shareholders is also our legal counsel, the loss of his services could substantially affect our business operations

Our legal counsel is currently the second largest shareholder in the company.  We anticipate continuing such representation unless a conflict of interest arises.  If such a conflict arises, our Board will consider the extent to and the manner in which our interests may diverge from those of our legal counsel, officers and directors, and our directors will vote to determine whether to seek new counsel or waive any potential conflict.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan.

If any member of our senior management should cease working on our behalf, our business could be materially and adversely affected.  We do not maintain "key person" life insurance policies.  Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel.  Competition for such personnel is intense, and there can be no assurance that we will be able to successfully attract, integrate or retain sufficiently qualified personnel.  If we fail to retain and attract the necessary personnel, our ability to execute our business plan could be materially and adversely affected.

Risks Related to Our Common Stock

Our Common Stock is quoted on the Pink Sheets, which may limit the liquidity and price of our Common Stock more than if our Common Stock were quoted or listed on the NASDAQ Stock Market or a national exchange.

Our securities are currently quoted on the Pink Sheets, a FINRA -sponsored and operated inter-dealer automated quotation system for equity securities not included in the NASDAQ Stock Market. Quotation of our securities on the Pink Sheets may limit the liquidity and price of our securities more than if our securities were quoted or listed on the NASDAQ Stock Market or a national exchange. Some investors may perceive our securities to be less attractive because they are traded in the over-the-counter market. In addition, as a Pink Sheets listed company, we do not attract the extensive analyst coverage that accompanies companies listed on other exchanges. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded on the Pink Sheets. These factors may have an adverse impact on the trading and price of our Common Stock.

The trading price of our common stock may decrease due to factors beyond our control.

Our stock is currently quoted on the Pink Sheets.  The stock market from time to time has experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging growth companies and which often have been unrelated to the operating performance of the companies. These broad market fluctuations may adversely affect the market price of our common stock. If our shareholders sell substantial amounts of their common stock in the public market, the price of our common stock could fall. These sales also might make it more difficult for us to sell equity, or equity-related securities, in the future at a price we deem appropriate.

The market price of our common stock may also fluctuate significantly in response to the following factors, most of which are beyond our control:

▪	variations in our quarterly operating results;

▪	changes in market valuations of similar companies;

▪	announcements by us or our competitors of significant new contracts, acquisitions, strategic partnerships or joint ventures, or capital commitments;

▪	loss of a major supplier, customer, partner or joint venture participant; and

▪	the addition or loss of key managerial and collaborative personnel.

Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

A market for our common stock may never develop. We intend to contact an authorized OTC Bulletin Board market-maker for sponsorship of our securities on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, our shares may never be traded on the bulletin board, or, if traded, a public market may not materialize. If our common stock is not traded on the bulletin board or if a public market for our common stock does not develop, investors may not be able to re-sell the shares of our common stock that they have purchased and may lose all of their investment.

If the selling shareholders sell a large number of shares all at once or in blocks, the market price of our shares would most likely decline.

The selling shareholders are offering 148,009,888 shares of our common stock through this prospectus. The outstanding shares of common stock covered by this prospectus represent approximately 61.69% of the common shares outstanding as of the date of this prospectus. Shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of a large number of shares at any price may cause the market price to fall.

Because we will be a public reporting company, we face increased costs and risks that could harm our growing business.

As a result of the registration of our common stock on this Form S-1, we will become a public reporting company.  As such, we will incur significant legal, accounting and other expenses that we have not incurred in the past.  In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SCC, has required changes in corporate governance practices of public companies.  We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and costly.  These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly, to serve on our audit committee, and qualified executive officers.

Effective internal controls are necessary for us to provide accurate financial reports.  We are beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment.  During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remedy before the deadline of those reports.  We currently have two (2) employees and rely on outside consultants, including legal and accounting, to assist with these controls.  In light of our current outsourcing business model, we believe internal controls are acceptable and in compliance with regulatory requirements.  However, should we lose the services of either employee or independent contractor, the company would need to acquire additional personnel to undertake these requirements.  This could result in increased cost to the company and a depletion of current and anticipated resources.

There can be no assurance that we will maintain adequate controls over our financial processes and reporting in the future or that those controls will be adequate in all cases to uncover inaccurate or misleading financial information that could be reported by members of management.  If our controls fail to identify any misreporting of financial information, or our management or independent registered public accounting firm were to conclude, in their reports, that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our shares could drop significantly.  In addition, we could be subject to sanctions or investigations by the stock exchange upon which our common stock may be listed, the SEC or other regulatory authorities, which would require additional financial and management resources.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own common stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase our common stock.

Because we will be subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

If our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.

Currently, our shares are quoted on the Pink Sheets.  In the event that our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC in order for shares of our common stock to be eligible for quotation on the over-the-counter bulletin board. In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a 30 day grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our common stock may find it difficult to sell their shares.

Because of market pressures on our common stock, the market price of our shares may decline.

The market price of our common stock could fluctuate significantly as a result of:

▪ quarterly variations in our operating results;
▪ interest rate changes;
▪ changes in the market’s expectations about our operating results;
▪ our operating results failing to meet the expectation of securities analysts or investors in a particular period;
▪ changes in financial estimates and recommendations by securities analysts concerning our company or in general;
▪ operating and stock price performance of other companies that investors deem comparable to us;
▪ news reports relating to trends in our markets;
▪ changes in laws and regulations affecting our business;
▪ material announcements by us or our competitors;
▪ sales of substantial amounts of common stock by our directors, executive officers or significant stockholders, or the perception that such sales could occur; and
▪ general economic and political conditions, such as recessions and acts of war or terrorism.

Fluctuations in the price of our common stock could contribute to the loss of all or part of an investor’s investment in the company.

We currently do not intend to pay dividends on our common stock and consequently your only opportunity to achieve a return on your investment is if the price of common stock appreciates.

If a large number of shares of our common stock are sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

Note Regarding Forward Looking Statements

This Prospectus contains forward-looking statements which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished.

Such forward-looking statements include statements regarding, among other things:

▪	the demand for our products;
▪	our ability to expand our product offerings;
▪	the competitive environment in our business;
▪	our operations and ability to achieve cost savings;
▪	the effect of technological and regulatory changes on our business;
▪	our cash needs; and
▪	our financial performance.

This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and “DESCRIPTION OF OUR BUSINESS AND PROPERTY,” as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “RISK FACTORS” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

Although forward-looking statements in this report reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected. We will have little likelihood of long-term success unless we are able to continue to raise capital from the sale of our securities until, if ever, we generate positive cash flow from operations.

  Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

All shares being offered will be sold by existing shareholders without our involvement, consequently the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders. Please refer to “Plan of Distribution.”

Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding.  Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering all of the 148,009,888 shares of common stock offered through this prospectus. At the time of the purchase, the selling shareholders had no agreements or understandings to distribute the securities.  None of the selling shareholders are broker-dealers or affiliates of broker-dealers.  The shares include the following:

▪	83,879,888 shares of common stock, which were received in the Share Exchange Agreement, dated July 18, 2005, between us and Direct Success, Inc. ;
▪	64,100,000 shares of common stock, which were paid as consideration for services performed for the company; and
▪	30,000 shares of common stock, which were issued to Joel Boodoosingh in a private placement for cash consideration of $30,000.00.

In 2007 the company issued 3,000,000 shares of restricted common stock to John Muse for services performed as a member of the board of directors. (1)

In 2007, the company issued 8,000,000 shares of restricted common stock to Kurtis Cockrum for services performed as President of the company. (2)

In 2007, the company issued 2,000,000 shares of restricted common stock to Kurtis Cockrum, for employment services rendered to the company. (3)

In 2007, the company issued 2,000,000 shares of restricted common stock to Don Baker, for consulting services rendered to the company. (4)

In 2007, the company issued 5,000,000 shares of restricted common stock to Michael S. DeBenon for legal services performed. (5)

In 2008, the company issued 5,000,000 shares of restricted common stock to John Muse for services performed as a member of the board of directors. (6)

In 2008, the company issued 15,100,000 shares of restricted common stock to Kurtis Cockrum, for services performed as President of the company. (7)

In 2008, the company issued 4,000,000 shares of restricted common stock to Sarah Mohr, for employment services rendered to the company. (8)

In 2009, the company issued 20,000,000 shares of restricted common stock to Kurtis Cockrum, for services performed as President of the company. (9)

In 2009, the company issued 20,000,000 shares of restricted common stock to Michael S. DeBenon for legal services performed. (10)

1. 3,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
2. 8,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
3. 2,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
4. 2,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
5. 5,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
6. 5,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
7. 15,100,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
8. 4,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
9. 10,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.
10. 10,000,000 of these shares are being registered pursuant to this Form S-1 and will be eligible for sale.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of September 8, 2010, including:

1.   the number of shares owned by each prior to this offering;
2.   the total number of shares that are to be offered by each;
3.   the total number of shares that will be owned by each upon completion of the offering;
4.   the percentage owned by each upon completion of the offering; and
5.   the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table.  The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.    The percentages are based on 239,937,352 shares of common stock outstanding on October 8, 2010.

Name and Address of Selling Shareholder	Shares Owned Prior to This Offering	Total Number Of Shares To Be Offered For Selling Shareholder Account	Total Shares To Be Owned Upon Completion of This Offering	Percent Owned Upon Completion Of This Offering
Adam B. Zucker or Christinea L. Zucker 2876 Lochgreen Way Dublin, CA 94568 (2)	572,000	572,000	0	0.00%

Alan Farr 682 E. 4129 S. Salt Lake City, UT 84107	130,000	130,000	0	0.00%

Alan H. Santana 10603 Angel Avenue Fountain Valley, CA 92708	41,600	41,600	0	0.00%

Alan or Patricia England 200 Mount Carmel Church Road Temple, GA 20179-3133 (3)	26,000	26,000	0	0.00%

Alan R. Mittelstaedt or Rosemary M. Mittelstaedt 10591 E. Cordova Street Gold Canyon, AZ 85218 (4)	416,000	416,000	0	0.00%

Albert S. Kaneshiro Trust 1600 Valley View Las Vegas, NV 89102 (5)	162,500	162,500	0	0.00%

Alberta B. Paris 113 Trent Ln. Chocowinity, NC 27817	52,000	52,000	0	0.00%

Gretchen M. Anderson 325 Mountain View Road Apache Junction, AZ 85219	78,000	78,000	0	0.00%

James E. Anderson 5504 E. Holmes Avenue Mesa, AZ 85206	78,000	78,000	0	0.00%

Anthony Vlamis 655 River Vale Road River Valley, NJ 07676	208,000	208,000	0	0.00%

Don Baker 387 Larcom St. Thousand Oaks, CA 91360	2,000,000	2,000,000	0	0.00%

Barbara J. Grice & Timothy A. Grice, Trustees 16790 Frutridge Kent City, MI 49330 (6)	130,000	130,000	0	0.00%

Leo E. Beld 435 e. Wiser Lake Road Lunden, WA	65,000	65,000	0	0.00%

Birthright Funding 15 Timberline Drive Tuckerton, NJ 08087	1,513,918	1,513,918	0	0.00%

Bruce C. Rowe 2505 Whiteclift Dr. Richmond, VA 23233	650,000	650,000	0	0.00%

Bruce or Joyce A. Westenskow 45 N. 200 W. P.O. Box 31 Moroni, UT 84646 (7)	182,000	182,000	0	0.00%

Bruce Seldeen 870 Palo Verde Ave. Long Beach, CA 90815	312,000	312,000	0	0.00%

Bruce W. Cutting 413 N. Central Ave., Suite B Upland, CA 91786	78,000	78,000	0	0.00%

Buddy Geelhoed 3134 E. Royal Oak Dr. Duarte, CA 91010	53,300	53,300	0	0.00%

Byington Family Trust 1377 Idaho St. Elko, NV 89801 (8)	260,000	260,000	0	0.00%

C. Garry Amen or Belita E. Amen 17908 Noel Dr. New Boston, MO 63557 (9)	260,000	260,000	0	0.00%

C. Mirror Systems, LLC 3155 E. Patrick Ln., Ste 1(10) Las Vegas, NV 89120-3481	104,000	104,000	0	0.00%

Celecia Family Trust dated 12/20/04 833 Summit Drive (11) Laguna Beach, CA 92651	6,781,669	6,781,669	0	0.00%

Charles J. Heinlein or Ellen L. Heinlein 12 Deerhaven Drive. Wheeling, WV 26003 (12)	13,000	13,000	0	0.00%

Charles L. Thompson & Ella E. Thompson, Trustees (13) 43861 Generation Ave. Lancaster, CA 92526	42,900	42,900	0	0.00%

Clyde A. Rhodes Jr. 2400 Wycliff St. St. Paul, MN 55114	162,500	162,500	0	0.00%

Clyde A. Stevick or Wendy K. Stevick 3225 Scotch Meadows, Ctl, SE Olympia, WA 98501	65,000	65,000	0	0.00%

Clyde Graham 1160 E. Mission Blvd. Pomona, CA 91766	10,400	10,400	0	0.00%

Constance K. Lautieri IRA Ameritrade Inc., Custodian P.O. Box 2226 Omaha, NE 68103-2226 (14)	249,106	249,106	0	0.00%

Constance K. Lautieri 780 W. 71 PL. Hialeah, FL 33014	87,750	87,750	0	0.00%

Daniel Coulters 3472 Highway NH West Bend, WI 53095	32,500	32,500	0	0.00%

Daniel E. Meyer 610 N. Agner St. Ottawa, OH 45875	39,000	39,000	0	0.00%

Daniel Scherer 949 Marshall Ave. St. Paul, MN 55104	10,400	10,400	0	0.00%

Daniel W. Munzer 3450 E. Spring St., Ste 218 Long Beach, CA 90806	32,500	32,500	0	0.00%

Darrell R. Anderson 29246 Lawrence Welk Lane Escondido, CA 92026	156,000	156,000	0	0.00%

David A. Carter 37 Blakiston Lane Warwick, MD 21912	78,000	78,000	0	0.00%

David Frawley 215 Schreiber Roselle, IL 60172	26,000	26,000	0	0.00%

David G. Paff or Judith A. Paff 9360 N. Lookout Land (15) Pleasant Hope, MO 65725	260,000	260,000	0	0.00%

David K. Murrow 1141 N. Escondido Blvd., #4 Escondito, CA 92026	52,000	52,000	0	0.00%

David Overhalt 22190 Hall Road Woodhaven, MI 48183	65,000	65,000	0	0.00%

Michael DeBenon 20522 Pierview Lane Huntington Beach, CA 92646 Owner of 5% or more interest	23,477,000	13,477,000	0	4.16%

Denker Cattle Co. Route 5, Box 87 Enid, OK 73701	26,000	26,000	0	0.00%

Dennis J. Little 17409 Woods Edge Drive Dallas, TX 75287	260,000	260,000	0	0.00%

Don & Marilyn Frazier Family Trust DTD 12/30/97 42431 8th Street East Lancaster, CA 92535 (16)	124,800	124,800	0	0.00%

Donald Lee Rogers 1812 W. St. Anne Place Santa Ana, CA 92704	26,000	26,000	0	0.00%

Donald Zdanowski 7 Woodcroft Rd. Summit, NJ 07901	218,400	218,400	0	0.00%

Donald E. Deaton or Deborah A. Deaton 52 Rocky Cove Road Lexington, SC 29072 (17)	52,000	52,000	0	0.00%

Dudley P. Shaw or Dorothy B. Shaw 60 Chapin Road Barrington, RI 02806 (18)	322,400	322,400	0	0.00%

Elliott C. Robertson, Jr. 3694 Rolling Ridge Ct. Ann Arbor, MI 48105	130,000	130,000	0	0.00%

Elmer D. Yance 1 Golf Course Drive Searcy, AR 72143	65,000	65,000	0	0.00%

EMC Associates 180 Newport Center Dr., #180 Newport Beach, CA 92660 (19)	130,000	130,000	0	0.00%

Felipe Martinez 2616 Paseo La Paz West Covina, CA 91791	156,000	156,000	0	0.00%

Frederick S. Ricker 5920 Grimes Ave., S Edina, MN 55424	26,000	26,000	0	0.00%

Gary F. Brooks 590 W. Shore Trail Sparta, NJ 07871	130,000	130,000	0	0.00%

Gary Gologorsky 40 Prescott St. Demarest, NJ 07627	78,000	78,000	0	0.00%

Gary Grygiel 631 S. Agate Street Anaheim, CA 92806	52,000	52,000	0	0.00%

George F. Poppe III 137 Main Street Metuchen, NJ 08840	104,000	104,000	0	0.00%

Glenn R. Weber 1744 Roswell Road, Suite B-200 Marietta, GA 30062	36,400	36,400	0	0.00%

Gloria Morales 814 E. Catalina Avenue Santa Ana, CA 92706	130,000	130,000	0	0.00%

Greg McGrew or Renee McGrew 503 Fairfield Way S.W. Leesburg, VA 20175 (20)	195,000	195,000	0	0.00%

Greg Morse P.O. Box 55 Lisbon Falls, ME 04252	52,000	52,000	0	0.00%

Grover Mann 8340 Washington St. NE, Ste B Albuquerque, NM 87113	260,000	260,000	0	0.00%

H & C Martin Family Living Trust 2789 E. Oshkosh Avenue Anaheim, CA 92805 (21)	156,000	156,000	0	0.00%

H. Milton Heins and Jean M. Heins Community Property 3819 Portsmouth Point Stockton, CA 95219 (22)	130,000	130,000	0	0.00%

Hamid R. Doroutan 29618 Nuevo Road, #B3 Nuevo, CA 92567	26,000	26,000	0	0.00%

Harold B. Thomas or Barbara Y. Thomas 1706 E. Bullard Ave., #107 Fresno, CA 92710 (23)	52,000	52,000	0	0.00%

Herbert H. Campbell P.O. Box 607 18340 Possum Point Road Dumfries, VA 22026	52,000	52,000	0	0.00%

Herbert N. Klinenberg 8300 Adbeth Avenue Woodridge, IL 60517	26,000	26,000	0	0.00%

Howard G. Blair, Jr. 20500 Franklin Canyon Road Martinez, CA 94553	1,050,400	1,050,400	0	0.00%

IRA Resources, Inc. FBO : Joseph B. Dupont, IRA #1 100 N. Arlington Ave., #23 N Reno, NV 89501 (24)	26,000	26,000	0	0.00%

IRA Resources, Inc. FBO : Marion Schulte, IRA #16302 19545 Sherman Way #45 Reseda, CA 91335 (25)	51,886	51,886	0	0.00%

J. Christian Nelson 901 Appling Placentia, CA 92870	130,000	130,000	0	0.00%

J. Keith Farmer 4977 Shiloh Road Hahira, GA 31362	20,800	20,800	0	0.00%

Jackie Lance Frazier 27474 S. Hwy 69 Vinita, OK 74301	26,000	26,000	0	0.00%

Jamie J. Anaya or Isabel Anaya 8900 Sugarcane Court Corona, CA 92883 (26)	78,000	78,000	0	0.00%

James D. Gilbert 16 Battery Ridge Drive Gettysburg, PA 17325-6622	65,000	65,000	0	0.00%

James E. Doten 2600 Shattuck Avenue Berkeley, CA 94704	130,000	130,000	0	0.00%

James G. Smith or Nicoline H. Smith 36 Shongum Road Randolph, NJ 07869 (27)	520,000	520,000	0	0.00%

James J. Bauman 950 Royal Oak Drive Redding, CA 96001	52,000	52,000	0	0.00%

James L. Gunther 11474 Gold Strike Road Pine Grove, CA 95665	260,000	260,000	0	0.00%

James M. Bentley 524 Prinston Place San Luis Obispo, CA 93405	26,000	26,000	0	0.00%

James M. Fragola 4545 Commodore Drive Stow, OH 44224	52,000	52,000	0	0.00%

James R. Siegel 21862 Oceanview Lane Huntington Beach, CA 92646	156,000	156,000	0	0.00%

James Robert or Deborah Ann McPartland 10706 N.W. 4th Avenue Vancouver, WA 98685 (28)	130,000	130,000	0	0.00%

James V. Carlson 231 Purple Glen Drive San Jose, CA 95119	582,400	582,400	0	0.00%

Janice M. Dwyer 296 Enchanted Drive Mabank, TX 75156	5,200	5,200	0	0.00%

Jason Clode 842 Reichert Avenue, #4 Novato, CA 04045	15,600	15,600	0	0.00%

Jean E. Chaffee Living Trust 226 Toucan Street Rochester Hills, MI 48309 (29)	161,200	161,200	0	0.00%

Jeffery A. Lavery 16503 Oxford Drive Tinley Park, IL 60477	32,500	32,500	0	0.00%

Jeffrey L. Reitzel 9454 Roberts Avenue Perrysburg, OH 43551	780,000	780,000	0	0.00%

Jeremiah Madieros 6 Middleton Land Paget, BE PG03	65,000	65,000	0	0.00%

Jerome S. Hill 1513 Emil Street Madison, WI 53713	130,000	130,000	0	0.00%

Jerry or Jeani Colwell Trust Dated 9/27/1995 2851 Hearst Road Willits, CA 95490 (30)	130,000	130,000	0	0.00%

Jerry Wayne Huggins P.O. Box 3918 Greenville, NC 27836	104,000	104,000	0	0.00%

Joanne N. Peotter 1638 Springfield Avenue New Providence, NJ 07974	36,400	36,400	0	0.00%

Joe Thompson 4024 Braddock Street Martinez, GA 30907	91,000	91,000	0	0.00%

Joel S. Zetti 9690 Graceland Way San Diego, CA 92129	208,000	208,000	0	0.00%

John A. Macinnis 299 Forest Glen Avenue Franklin Lakes, NJ 07417	26,000	26,000	0	0.00%

John A. Spencer or Cynthia A. Spencer P.O. Box 321 Lake Forest, CA 92609 (31)	78,000	78,000	0	0.00%

John D. Sorrell 1532 N. Ontario Street Burbank, CA 91505	26,000	26,000	0	0.00%

John E. Muse 8159 Dartmoor Drive Huntington Beach, CA 92646 Former Director	9,456,000	9,456,000	0	0.00%

John J. Matheson P.O. Box 13786 Roanoke, VA 24037	130,000	130,000	0	0.00%

John L. Orlando 192 E. Wilson Costa Mesa, CA 92627	26,000	26,000	0	0.00%

John P. or Thelma J. Otto HWJTROS 182 E. Wilson Costa Mesa, CA 92627 (32)	52,000	52,000	0	0.00%

John P. Otto/Thelma J. Otto Family Trust 182 E. Wilson Cosa Mesa, CA 92627 (33)	32,500	32,500	0	0.00%

John R. Lamb 1001 Foorier Drive Madison, WI 53717	227,500	227,500	0	0.00%

John T. Smith or Patricia L. Smith 113 First St., Box 138 Harmon, IL 61042 (34)	260,000	260,000	0	0.00%

John V. Fragola P.O. Box 10172 Zephyr Cove, NV 89448	117,000	117,000	0	0.00%

John W. Lundstrom 603 Crestview Drive Glendora, CA 91741	65,000	65,000	0	0.00%

Joseph B. Marsh 4090 Harwood Road S. Euclid, OH 44121	130,000	130,000	0	0.00%

Joseph Elam 4401 Central Avenue Middletown, OH 45044	52,000	52,000	0	0.00%

Joseph M. Nelson 138 Fairfax Drive Huntington, WV 25705	520,000	520,000	0	0.00%

Joseph M. Rosenfeld 560 Vinington Court Atlanta, GA 30350	143,000	143,000	0	0.00%

Julian Rice 18682 Paseo Cortez Irvine, CA 92603	1,820,000	1,820,000	0	0.00%

K&B Kerry Living Trust dated 6/1/1998 12 Morning View Drive Newport Crest, CA 92627(35) Owner of 5% or more interest	16,163,338	16,163,338	0	0.00%

Kazumasa Okubo 388 Photinia Lane San Jose, CA 95127	130,000	130,000	0	0.00%

Keith Johns 35 Washington Avenue, Ste E Bay shore, NY 11706	207,636	207,636	0	0.00%

Keith Lane Axtheim 2934 Riverbottom Road Ellensburg, WA 98926	26,000	26,000	0	0.00%

Keith T. Hunziker Jerrie Eaakins Hunziker 8565 Sierra Circle 918-D Huntington Beach, CA 92646	26,000	26,000	0	0.00%

Keith Thurston 15123 Brookhurst Unit 198 Westminster, CA 92683	26,000	26,000	0	0.00%

Kenneth A. Or Lorielle H. Zlotkowski 4251 Pierce Road Powhatan, VA 23139 (36)	130,000	130,000	0	0.00%

Kevin or Maureen Blackmer 1250 Aviation Ave., #255 San Jose, CA 95110 (37)	104,000	104,000	0	0.00%

Koontz Family Trust dated 8/27/86 2015 Seadrift Drive Corona del Mar, CA 92626 (38)	6,781,669	6,781,669	0	0.00%

Kurney W. Ramsey 2731 Commerce Road Jacksonville, NC 28546	31,200	31,200	0	0.00%

Kurtis Lynn Cockrum and Lorraine H. Cockrum Family 1507 Elise Court Walnut Creek, CA 94596 (39) Director and Executive Officer	27,364,130	27,364,130	0	0.00%

Larry W. Stephens (IRA) FCC as Custodian 9508 E. MLK Blvd. Tampa, FL 33619 (40)	260,000	260,000	0	0.00%

Le Com Enterprises, Inc. 2813 Fairway Drive Belleville, IL 62220 (41)	20,800	20,800	0	0.00%

Lee Kann & Mary Kann, Trustees of the Lee Kann & Mary Kann Family Trust 1406 Janee Way Anaheim, CA 92801 (42)	260,000	260,000	0	0.00%

Lee Van E. Tucker 15814 W. Dorman Drive Austin, TX 78717	52,000	52,000	0	0.00%

Leo E. Beld or Janet D. Beld 435 E. Wiser Lake Road Lynden, WA 98264 (43)	32,500	32,500	0	0.00%

Leonard E. McCormic or Lou Berta McCormic 3970 Berryman Avenue Los Angeles, CA 90066 (44)	26,000	26,000	0	0.00%

Leslie Bingnell 1101 Southridge Road New Ulm, MN 56073	520,000	520,000	0	0.00%

Louis Pizi 250 Spring St. N.W., Ste 12E111B Atlanta, GA 30303	65,000	65,000	0	0.00%

M. Kirk Sperry 828 Delborn Avenue Turlock, CA 95382	65,000	65,000	0	0.00%

Marc W. Anderson 325 Northgate Road Walnut Creek, CA 94598	195,000	195,000	0	0.00%

Marilyn Claridge 3902 W. Brinkerhoff Street Thather, AZ 85552	52,000	52,000	0	0.00%

Mark Brodhagen 1052 Bel Aire Court Greenbay, WI 54304	260,000	260,000	0	0.00%

Mark C. Londean 2097 E. Washington St #1 E 392 Colton, CA 92324	104,000	104,000	0	0.00%

Mark Roisen or Deborah Roisen 719 Airport Drive An Arbor, MI 48108 (45)	2,080,000	2,080,000	0	0.00%

Mark S. Cieslak 4060 Parkstone Court Troy, MI 48098	65,000	65,000	0	0.00%

Martha or Kevin Adamsky 919 E. Main Troy, OH (46)	52,000	52,000	0	0.00%

Maravin Haramoto 9692 Mansor Garden Grove, CA 92844	26,000	26,000	0	0.00%

Mary Ferguson Quinn 11360 Palm Drive Desert Hot Springs	52,000	52,000	0	0.00%

Matt M. Clabaugh 180 Newport Center Dr., #180 Newport Beach, CA 92660	52,000	52,000	0	0.00%

Michael A. Perfas or Steven S. Perfas 55 Chumassero Dr., #12G San Francisco, CA 94132 (47)	26,000	26,000	0	0.00%

Michael H. Beatty P.O. Box 1369 Quincy, CA 95971	62,400	62,400	0	0.00%

Michael or Jacquee Trenberth 808 Live Oak Place Cornoa, CA 92882 (48)	15,600	15,600	0	0.00%

Michael or Theresa Clary 22 Butter Cup Lane San Carlos, CA 94070 (49)	130,000	130,000	0	0.00%

Michael P. Carbone 193 Island Street Keene, NH 02431	62,400	62,400	0	0.00%

Mitchell R. Dempsey 1274 Sierra Seneca Drive San Jacinto, CA 92583	32,500	32,500	0	0.00%

Sarah Mohr 3339 Helen Lane Lafayette, CA 94549	4,000,000	4,000,000	0	0.00%

Taylor Morris 1102 Aerie Cove Austin, TX 78759	130,000	130,000	0	0.00%

Nancy L. Wilson or James W. Wilson 1012 Divison Street Biloxi, MS 39530 (50)	117,000	117,000	0	0.00%

Natasha DeBenon 20522 Pierview Lane Huntington Beach, CA 92646 Owner of 5% or more interest	2,004,130	2,004,130	0	0.00%

Oilfield Surplus, LLC Sean Thomas P.O. Box 88053 Lafayette, LA 70598 (51)	182,000	182,000	0	0.00%

Patrice W. Wagman, Trustee of the Patrice E. Wagman Trust 2040 E. Briar Street Springfield, MO 65804 (52)	52,000	52,000	0	0.00%

Pataricia M. Smith 3407 E. Street San Diego, CA 92102	13,000	13,000	0	0.00%

Paul Grizzard 731 Little Neck Road Savannah, GA 31419	32,500	32,500	0	0.00%

George O. Peters 15951 W. Silver Breeze Drive Surprise, AZ 85374-5039	146,000	146,000	0	0.00%

Private Trust Company FBO John Trombetta IRA 14 Alexandria Road Morristown, NJ (53)	65,000	65,000	0	0.00%

Ralph F. Starritt P.O. Box 453 Yreka, CA 96097	10,400	10,400	0	0.00%

Raman Patel 3912 135 Street, Ste 100 Waco TX 76706	32,500	32,500	0	0.00%

Raymond W. Paris Trust 113 Trent Lane Chocowinity, NC 27817	52,000	52,000	0	0.00%

Reitzel Realty Ltd. 9454 Roberts Avenue Perrysburg, OH 43551(54)	1,560,000	1,560,000	0	0.00%

Rex Lee Wilkes 911 Escondido Circle Brownfield, TX 79316	10,400	10,400	0	0.00%

Jill Reza 2600 Michelson Dr. Ste 800 Irvine, CA 92612	1,500,000	1,500,000	0	0.00%

Richard A. Wood 42357 50th Street W. Suite 101 Quartz Hill, CA 93536	32,500	32,500	0	0.00%

Richard E. Winn 1353 Glenn Wllen Lane Lompoc, CA 93436	26,000	26,000	0	0.00%

Richard H. & MJ Conner HWJTROS 13826 N. 96th Street Scottsdale, AZ 85260 (55)	52,000	52,000	0	0.00%

Richard Ted McDonald 1408 Michael Court Lompoc, CA 93436	26,000	26,000	0	0.00%

Richard W. Kasperson 172 Cheshire Way Naples, FL 34110	130,000	130,000	0	0.00%

Robert A. & Helen J. Meyer Living Trust dated May 2804 Hampton Drive Henersonville, NC 28791 (56)	26,000	26,000	0	0.00%

Robert B. Dumas P.O. Box 608 Brownfield, TX 79316	65,000	65,000	0	0.00%

Robert Bobber or David Christopher P.O. Box 2195 Higley, AZ 85236 (57)	104,000	104,000	0	0.00%

Robert C. Fong or Agnes C. Fong 27961 Beechgate Drive Rancho Palos Verdes, CA 90274 (58)	52,000	52,000	0	0.00%

Robert Craig McManigal 2660 Victoria Park Drive Riverside, CA 92506	130,000	130,000	0	0.00%

Robert Glasby 2981 Ventura Blvd. Oxnard, CA 93036	33,800	33,800	0	0.00%

Robert Grego 1948 Wading River Manor Road Wading River, NY 11792	1,560,000	1,560,000	0	0.00%

Robert J. Knoll or Ella C. Knoll 19211-A Chennault Way Gaithersburg, MD 20879 (59)	130,000	130,000	0	0.00%

Robert M. Tribble 3000 ormond Drive Winston Salem, NC 27108	52,000	52,000	0	0.00%

Robert Ott or Sharon Ott 3043 Bancroft Road Modesto, CA 95358 (60)	2,132,000	2,132,000	0	0.00%

Robert Reitzel or Mary Jane Reitzel 25260 Ault Road Perrysburg, OH 43551(61)	884,000	884,000	0	0.00%

Robert W. Frantz or Ruth E. Frantz 40W297 Apache Lane Huntley, IL 60142 (62)	65,000	65,000	0	0.00%

Roderick J. Pejsar 11 Inwood Drive Indian Harbor Beach, FL 32937	26,000	26,000	0	0.00%

Ron K. Le or Lekiue T. Nguyen 5414 Vicenza Way San Jose, CA 95138 (63)	130,000	130,000	0	0.00%

Ronald F. Bratek P.O. Box301 Cranbury NJ 08512	52,000	52,000	0	0.00%

Russell W. Ericksen or Marva A. Ericksen 53434 Lonerock Road Condon, OR 97823(64)	156,000	156,000	0	0.00%

Schoenduve Family Trust under Trust Agreement dtd 10733 E. Ashlan Avenue Sanager, CA 93657 (65)	136,500	136,500	0	0.00%

Scott L. Baker 315 Millhouse Drive Franklin, TN 37064	26,000	26,000	0	0.00%

Security Bank of Trust Co. IRA FBO : Dennis R. Philip 5800 Lakeview Drive Minnetrista, MN 55364 (66)	130,000	130,000	0	0.00%

Sheldon Henderson 1320 Southside Drive Salem, VA 24153	52,000	52,000	0	0.00%

Kathleen H. Simpson 15826 Norwich Livonia, MI 48154	26,000	26,000	0	0.00%

Smith Barney FBO Joseph M. Nelson, IRA #193-61235-1 138 Fiarfax Drive Huntington, WV 25705 (67)	140,541	140,541	0	0.00%

Stephen G. Huff 39268 Marbella Terraza Fremont, CA 94538	130,000	130,000	0	0.00%

Sterling Trust Co., Custodian FBO : Guy Ferguson 4448 W. Braddock Road Alexandria, VA 22304 (1)	52,000	52,000	0	0.00%

Sterling Trust Co., Custodian FBO : John Brobert 545 Conejo Road Santa Barbara, CA 93103 (1)	32,500	32,500	0	0.00%

Sterling Trust Co., Custodian FBO : Keith Johns 35 Washington Avenue, Ste E Bay Shore, NY 11706 (1)	51,642	51,642	0	0.00%

Sterling Trust Co., Custodian FBO : George O. Peters 15951 W. Silver Breeze Ddrive Surprise, AZ 85374 (1)	87,174	87,174	0	0.00%

Sterling Trust Co., Custodian FBO : Harald G. Martin 2789 E. Oshkosh Avenue Anaheim, CA 92805 (1)	20,800	20,800	0	0.00%

Sterling Trust Co., Custodian FBO : Michael K. Gorman 81398 Avenida Coyote Indio, CA 92201 (1)	96,273	96,273	0	0.00%

Sterling Trust Co., Custodian FBO : Richard W. Drummond 1458 LeGrand Circle NW Lawrenceville, GA 30043 (1)	57,200	57,200	0	0.00%

Sterling Trust Co., Custodian FBO : Andrew Hamling 100 S. Sunrise Way, #330 Palm Springs, CA 92262 (1)	52,000	52,000	0	0.00%

Sterling Trust Co., Custodian FBO : Bruce Westenskow 45 N. 200 W. P.O. Box 31 Moroni, UT 84646 (1)	207,881	207,881	0	0.00%

Sterling Trust Co., Custodian FBO : Christopher King 19020 Pinehurst Place Tahachape, CA 93561 (1)	415,090	415,090	0	0.00%

Sterling Trust Co., Custodian FBO : David S. Scherer 949 Marshall Avenue St. Paul, MN 55104 (1)	15,902	15,902	0	0.00%

Sterling Trust Co., Custodian FBO : Daniel W. Plow 70 S. Weston Road Troy, OH 45373 (1)	97,500	97,500	0	0.00%

Sterling Trust Co., Custodian FBO : David Frawley 215 Schreiber Roselle, Il 60172 (1)	130,000	130,000	0	0.00%

Sterling Trust Co., Custodian FBO : David Kent 22190 Hall Road Woodhaven, MI 48183 (1)	195,000	195,000	0	0.00%

Sterling Trust Co., Custodian FBO : Dennis E. Neal 1195 Bridgewater Walk Snellville, GA 30078 (1)	234,000	234,000	0	0.00%

Sterling Trust Co., Custodian FBO : Dwight A. Cottier 8073 Monte Drive Cinncinati, OH 45242 (1)	194,564	194,564	0	0.00%

Sterling Trust Co., Custodian FBO : Jade Harris P.O. Box 2792 Oregon City, OR 97045 (1)	36,400	36,400	0	0.00%

Sterling Trust Co., Custodian FBO : James Dyck 425 Kunzler Ranch Road, #J Ukiah, CA 95482 (1)	85,800	85,800	0	0.00%

Sterling Trust Co., Custodian FBO : Jennie B. Brodhagen 2119 Sylvan Court Greenbay, WI 54313 (1)	299,000	299,000	0	0.00%

Sterling Trust Co., Custodian FBO : Joel S. Zetti 9690 Graceland Way San Diego, CA 92129 (1)	39,000	39,000	0	0.00%

Sterling Trust Co., Custodian FBO : John E. Muse 8159 Dartmoor Drive Huntington Beach, CA 92646 (1) Former Director	738,400	738,400	0	0.00%

Sterling Trust Co., Custodian FBO : Kenneth D. Brown 17455 S. Avenue, A1/2 Somerton, AZ 85350 (1)	62,302	62,302	0	0.00%

Sterling Trust Co., Custodian FBO : Leonard Phillips 14 Winchester Street Boston, MA 02116	52,000	52,000	0	0.00%

Sterling Trust Co., Custodian FBO : Mark A. Brodhagen 1052 Bel Aire Court Greenbay, WI 54304 (1)	234,000	234,000	0	0.00%

Sterling Trust Co., Custodian FBO : Melvin L. Stephens 15743 Troon Court Northville, MI 48167 (1)	1,040,000	1,040,000	0	0.00%

Sterling Trust Co., Custodian FBO : Michael A. Parles 55 Chumasero Drive, #12G San Francisco, CA 94132 (1)	104,000	104,000	0	0.00%

Sterling Trust Co., Custodian FBO : Micki M. Mulkern 3003 W. Broadway Blvd., #39 Tucson, AZ 85745	39,000	39,000	0	0.00%

Sterling Trust Co., Custodian FBO : Sidney K. Swank 3625 Runnymede St. Charles, MO 63301 (1)	156,000	156,000	0	0.00%

Sterling Trust Co., Custodian FBO : Warren D. Russell P.O. Box 356 Peshastin, WA 98847 (1)	212,722	212,722	0	0.00%

Sterling Trust Co., Custodian FBO : William Cantarini 1616 Esplanade #8 Redondo Beach, CA 90277 (1)	52,000	52,000	0	0.00%

Sterling Trust Co., Custodian FBO : William R. Haney 1073 Wentworth Avenue Calumet City, IL 60409 (1)	104,000	104,000	0	0.00%

Sterling Trust Co., Custodian FBO : Alan H. Santana 10603 Angel Avenue Fountain Valley, CA 92708	31,200	31,200	0	0.00%

Sterling Trust Co., Custodian FBO : Everett B. Richardson 1401 Waltham Ddrive Southgate, TX 76092 (1)	130,000	130,000	0	0.00%

Sterling Trust Co., Custodian FBO : Gary T. Evans 1010 N. Mill 1 Bowie, TX 76230 (1)	130,000	130,000	0	0.00%

Sterling Trust Co., Custodian FBO : James Robert McPartlan 10706 N.W. 4th Avenue Vancouver, WA 98685 (1)	1,043,406	1,043,406	0	0.00%

Sterling Trust Co., Custodian FBO : Richard Fleming 32 Thunderbird Drive Oakland, NJ 07436 (1)	65,000	65,000	0	0.00%

Sterling Trust Co., Custodian FBO : Thomas R. Ikelman 1751 E. Roseville Parkway #324 Roseville, CA 95661 (1)	65,000	65,000	0	0.00%

Sterling Trust Co., Custodian FBO : John Edward O’Donnell 3418 Hardy Street, Apt 9 Hattiesburg, MS 39402 (1)	54,559	54,559	0	0.00%

Steven G. Yeomans 404 Eureka Street Ripon, WI 54971	32,500	32,500	0	0.00%

Stroup Living Trust dated 7/19/199 33 Raven Oak Drive Belleville, IL 62221 (68)	286,000	286,000	0	0.00%

STS Employee Trust 200 North Tustin Avenue, Suite 200 Santa Ana, CA 92705 (69)	1,560,000	1,560,000	0	0.00%

Stuart Schwuchow 19361 Weymouth Lane Huntington Beach, CA 92646	65,000	65,000	0	0.00%

Susan Lentz Fogt 1204 W. Main Streeet Troy, MI 45373	65,000	65,000	0	0.00%

Ted G. Walsh or Connie Walsh 1885 Laurel Road Oceanside, CA 92054 (70)	182,000	182,000	0	0.00%

Ted K. Tanaka & Grace T. Tanaka as Community Property 1155 N. 1st Street E. Suite 104 San Jose, CA 95112 (71)	104,000	104,000	0	0.00%

Ted M. Otero 13816 Arbor Circle Ocean Springs, MS 39564	78,000	78,000	0	0.00%

The Jean R. Arnett Revocable Living Trust 4514 7th Street Lubbock, TX 79416 (72)	10,400	10,400	0	0.00%

The Otto M. Slater and Luciel W. Slater Revocable Trust 12109 Byrd Lane Los Altos Hills, CA 94022 (73)	26,000	26,000	0	0.00%

The Rigsby Living Trust DTD 2/11/91 1542 Alcala Plaace San Diego, CA 92111(74)	26,000	26,000	0	0.00%

The Scherer Asset Mgmt. Co. 3515 N. Shell Road Olney, IL 62450 (75)	32,500	32,500	0	0.00%

The Warner Whipple Family Trust UDT 10/29/90 975 5th Street Elko, NV 89801 (76)	52,000	52,000	0	0.00%

Thomas E. Melin 208 Beach Road, N. Wilmington, NC 28411	260,000	260,000	0	0.00%

Thomas J. McGovern 64 Valley Vale Drive Old Bridge, NJ 08857	65,000	65,000	0	0.00%

Thomas M. Grant or Karen R. Matz 37185 Forest Court Farmington Hills, MI 48335 (77)	260,000	260,000	0	0.00%

Thomas R. Ikelman 1751 E. Roseville Parkway #324 Roseville, CA 95661	52,000	52,000	0	0.00%

Tim M. Chalmers 35579 Reymouth Drive Newark, CA 94560	130,000	130,000	0	0.00%

Timothy S. Beam 8342 Keeneland Court Maineville, OH 45039	52,000	52,000	0	0.00%

Tony Gatten 14819 Sherman Way, #8 Van Nuys, CA 91405	260,000	260,000	0	0.00%

Turner C. Smith III 6280 E. Powers Avenue Greenwood, CO 80111	10,400	10,400	0	0.00%

United Financial Partners, LTD 805 N. Oak Hinsdale, IL 60521 (78)	91,000	91,000	0	0.00%

Urban Trucking 4141 Morris Bridge Road Zephyrhills, FL 33543 (79)	78,000	78,000	0	0.00%

Vern Starr 1122 W. Front Street Monroe, MI 48161	20,800	20,800	0	0.00%

W.J. Eastwood & Company, Inc. 6532 Gunn Road Houston, TX 77040 (80)	104,000	104,000	0	0.00%

Walter G. Schmalgemeier P.O. Box 981 National City, CA 91951	26,000	26,000	0	0.00%

Walter Ohlmann or Selma Ohlmann 3122 Winterhaven Avenue Dayton, OH 45405 (81)	52,000	52,000	0	0.00%

Ward A. Campbell P.O. Box 7 Archer City, TX 76351	252,200	252,200	0	0.00%

Willard Robertson 15899 W. 3rd Street Hayward, WI 54843	62,400	62,400	0	0.00%

William D. Himes 2305 Kent Street Flint, MI 48503	130,000	130,000	0	0.00%

William D. Ratliff 201 Main Street, #2200 Fort Worth, TX 76102	936,000	936,000	0	0.00%

William E. Budrow or Terese A. Budrow 137 Country Club Drive San Gabriel, CA 91775 (82)	52,000	52,000	0	0.00%

William E. Newcomer 1401 Meridian Puyallup, WA 98371	130,000	130,000	0	0.00%

William E. Smyser 623 Blue Spruce Trail Chagrin Falls, OH 44023	32,500	32,500	0	0.00%

William F. Olson 708 Chelsea Road Absecon, NJ 08201	26,000	26,000	0	0.00%

William H. Huddleston IV. 2115 N.W. Broad Street Murfreesboro, TN 37129	104,000	104,000	0	0.00%

William R. Haney Revocable Trust 1073 Wentworth Avenue Calumet City, IL 60409 (83)	104,000	104,000	0	0.00%

William W. Lett 16661 N. St. Road 3 Eaton, IN 47338	169,000	169,000	0	0.00%

Willie L. Yeary 300 S. Wheeler Street Jasper, TX 75951	13,000	13,000	0	0.00%

Kurt Cockrum 1507 Elise Court Walnut Creek,CA 94596 Director and Executive Officer	20,000,000	10,000,000	10,000,000	4.16%

James Clarke 40 Technology Drive Irvine, CA 92618 Director	3,000,000	3,000,000	0	0.00%

Joel Boodoosingh #2 Cardini Savannah Rd, Corner Biljan Rd.Chaguanas next to Roopnarine Hardware Trinidad W.I (Port of Spain)	30,000	30,000	0	0.00%

(1)   Sterling Trust Co. is the Custodian for the Individual Retirement Accounts referenced by this footnote.  The beneficial owners are those individual(s) named immediately following the FBO reference.  The beneficial owners have voting control over the shares.

(2)  Adam B. Zucker and Christina L. Zucker hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(3)  Alan England and Patricia England hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(4)  Alan R. Mittelstaedt and Rosemary M. Middelstaedt hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(5)  Alan S. Kaneshiro is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Alan S. Kaneshiro has voting control over the shares.

(6)  Barbara J. Grice and Timothy A. Grice are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Barbara J. Grice and Timothy A. Grice have voting control over the shares.

(7)  Bruce Westenskow and Joyce A. Westenskow hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(8)  Dan Byington is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Dan Byington has voting control over the shares.

(9)  C. Gary Amen and Belita E. Amen hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(10)  Catherine Metcalf is the controlling principal of C. Mirror Systems LLC, and beneficial owner of the units held in the company.  As beneficial owner, Catherine Metcalf has voting control over the units
(11)  Dallas Celicia is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Dallas Celicia has voting control over the shares.

(12)  Charles J. Heinlein and Ellen L. Heinlein hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(13)  Charles L. Thompson and Ella E. Thompson are the Trustees, and the beneficial owners of the shares held in the Trust.  As beneficial owners, Charles L. Thompson and Ella E. Thompson have voting control over the shares.

(14) Ameritrade, Inc. is the Custodian for this Individual Retirement Account.  The beneficial owner is Constance K. Lautieri.  As beneficial owner, Constance K. Lautieri has voting control over the shares.

(15)  David G. Paff and Judith A. Paff  hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(16)  Don and Marilyn Frazier are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Don and Marilyn Frazier have voting control over the shares of this Trust.

(17)  Donald E. Deaton and Deborah A. Deaton hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(18)  Dudley P. Shaw and Dorothy B. Shaw hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(19)  Matt Clabaugh is the controlling principal of EMC Associates, and beneficial owner of the shares held in the Trust.  As beneficial owner, Matt Clabaugh has voting control over the shares.

(20)  Greg McGrew and Renee McGrew hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(21)  Harold Martin is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Harold Martin has voting control over the shares

(22)  H. Milton Heins and Jean M. Heins hold these shares as community property.  They share ownership and have voting control over the shares.

(23)  Harold B. Thomas and Barbara Y. Thomas hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(24)  IRA Resources, Inc. is the Custodian for this Individual Retirement Account.  The beneficial owner is Joseph Dupont.  As beneficial owner, Joseph Dupont has voting control over the shares

(25) IRA Resources, Inc. is the Custodian for this Individual Retirement Account.  The beneficial owner is Marion Schulte.  As beneficial owner, Marion Schulte has voting control over the shares

(26)  Jamie J. Anaya and Isabel Anaya hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(27)  James G. Smith and Nicoline H. Smith hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(28)  James Rober McPartland and Deborah Ann McPartland hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(29)  Jean E. Chaffee is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Jean E. Chaffee has voting control over the shares.

(30)  Jerry and Jeani Colwell are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Jerry and Jeani Colwell have voting control over the shares

(31)  John A. Spencer and Cynthia A. Spencer hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(32)  John P. Otto and Thelma J. Otto hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(33)  John P. Otto and Thelma J. Otto are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, John P. Otto and Thelma J. Otto have voting control over the shares.

(34)  John T. Smith and Patricia L. Smith hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(35)  Ken Kerry and Barbara Kerry are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Ken Kerry and Barbara Kerry have voting control over the shares.

(36)  Kenneth A. Zlotkowski and Lorielle H. Zlotkowski hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(37)  Kevin Blackmer and Maureen Blackmer hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(38)  Michael Koontz is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Michael Koontz has voting control over the shares.

(39)  Kurtis Lynn Cockrum and Lorraine H. Cockrum are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Kurtis Lynn Cockrum and Lorraine H. Cockrum have voting control over the shares.

(40)  Larry W. Stephens is the Custodian for this Individual Retirement Account.  The beneficial owner is Larry W. Stephens.  As beneficial owner, Larry W. Stephens has voting control over the shares.

(41)  Norman Loja is the controlling principal of LeCom Enterprises, Inc, and beneficial owner of the shares held in the Trust.  As beneficial owner, Norman Loja has voting control over the shares.

(42)  Lee A. Kann and Mary C. Kann are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Lee A. Kann and Mary C. Kann have voting control over the shares.

(43)  Leo E. Beld and Janet D. Beld hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(44)  Leonard E. McCormie and Lou Berta McCormie hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(45)  Mark Roisen and Deborah Roisen hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(46)  Martha Adamsky and Kevin Adamsky hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(47)  Michael A. Perfas  and Steven S. Perfas  hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(48)  Michael Trenberth and Jacquee Trenberth  hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(49)  Michael Clary and Theresa Clary hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(50)  Nancy L. Wilson and James W. Wilson  hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(51)  Sean Thomas is the controlling principal of Oilfield Surplus, LLC, and beneficial owner.  Sean Thomas has voting control over the shares.

(52)  Patrice W. Wagman is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Patrice W. Wagman has voting control over the shares.

(53)  John Trometta Schulte is the Custodian for this Individual Retirement Account.  The beneficial owner is John Trometta Schulte.  As beneficial owner, John Trometta Schulte has voting control over the shares.

(54)  Robert Reitzel is the controlling principal of Reitzel Realty Ltd., and beneficial owner.  As beneficial owner, Robert Reitzel  has voting control over the shares.

(55)  Richard H. Conner and MJ Conner hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(56)  Robert A. Meyer and Helen J. Meyer are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Robert A. Meyer and Helen J. Meyer have voting control over the shares.

(57)  Robert Bobber and David Christopher hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(58)  Robert C. Fong and Agnes C. Fong hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(59)  Robert J. Knoll and Ella C. Knoll hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(60)  Robert Ott and Sharon Ott hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(61)  Robert Reitzel and Mary Jane Reitzel hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(62)  Robert W. Frantz and Ruth E. Frantz hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(63)  Ron K. Le and Lekiue T. Nguyen hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(64)  Russell W. Ericksen and Marva A. Ericksen hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(65)  Howard Schoenduve is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Howard Schoenduve has voting control over the shares.

(66)  Security Bank of Trust, Co. is the Custodian for this Individual Retirement Account.  The beneficial owner is Dennis R. Phillips.  As beneficial owner, Dennis R. Phillips has voting control over the shares.

(67)  Smith Barney is the Custodian for this Individual Retirement Account.  The beneficial owner is Joseph M. Nelson.  As beneficial owner, Joseph M. Nelson has voting control over the shares.

(68)  David Stroup is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, David Stroup has voting control over the shares.

(69)  Script to Screen is the Trustee of this Trust and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account.

(70)  Ted G. Walsh and Connie Walsh hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(71)  Ted K. Tanaka and Grace T. Tanaka hold these shares as community property.  They share ownership and have voting control over the shares.

(72)  Jean R. Arnett is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Jean R. Arnett has voting control over the shares.

73)  Otto M. Slater and Luciels W. Slater are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, Kurtis Lynn Cockrum and Lorraine H. Cockrum have voting control over the shares.

(74)  George P. Rigsby and Jeanne B. Rigsby are the Trustees, and beneficial owners of the shares held in the Trust.  As beneficial owners, George P. Rigsby and Jeanne B. Rigsby have voting control over the shares.

(75)  Gary Scherer is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Gary Scherer has voting control over the shares.

(76)  Warner Whipple is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, Warner Whipple has voting control over the shares

(77)  Thomas M. Grant and Karin R. Matz hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(78) Edward Wavak is the controlling principal of United Financial Partners, LTD, and beneficial owner of the shares held in the Trust.  As beneficial owner, Edward Wavak has voting control over the shares.

(79)   Shirley Denich is the controlling principal of Urban Trucking, and beneficial owner of the shares held in the Trust.  As beneficial owner, Shirley Denich has voting control over the shares.

(80) William Eastwood is the controlling principal of W.J. Eastwood & Company, Inc., and beneficial owner of the shares held in the Trust.  As beneficial owner, William Eastwood has voting control over the shares.

(81)  Walter Ohlmann and Selma Ohlman hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(82)  William E. Budrow and Terese A. Budrow hold these shares in joint tenancy.  They share ownership and have voting control over the shares.

(83)  William R. Haney is the Trustee, and beneficial owner of the shares held in the Trust.  As beneficial owner, William R. Haney has voting control over the shares.

Plan of Distribution

Each Selling Stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Pink Sheets or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

▪	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
▪	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
▪	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
▪	an exchange distribution in accordance with the rules of the applicable exchange;
▪	privately negotiated transactions;
▪	settlement of short sales entered into after the effective date of the registration statement of which this Prospectus is a part;
▪	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
▪	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
▪	a combination of any such methods of sale; or
▪	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, as amended, if available, rather than under this Prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the Prospectus delivery requirements of the Securities Act including Rule 172 as promulgated thereunder. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this Prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this Prospectus effective until the earlier of (i) two years from the date that the registration statement of which this Prospectus is part is declared effective  (ii) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (iii) all of the shares have been sold pursuant to this Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this Prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We cannot estimate the number of shares, if any, which will be sold by the Selling Stockholders pursuant to this Prospectus.

Description of Securities to be Registered/Dividends/Pre-emptive Rights

We are authorized to issue 300,000,000 shares of Common Stock with a par value of $0.001 per share. As of October 8, 2010, there were 239,937,352 shares of Common Stock outstanding.  Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders, have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors, are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up, does not have preemptive, subscription or conversion rights or redemption or sinking fund provisions, are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders other than for directors, and are not entitled cumulative voting per share in the election of directors.

We have not declared any cash dividends on our Common Stock during our fiscal years ended on December 31, 2007, 2008 or 2009, and do not intend to declare any cash dividends during our fiscal year ending December 31, 2010.  Our Board of Directors has made no determination to date to declare cash dividends during the foreseeable future, and is not likely to do so.

Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

We do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Pacific Stock Transfer Co. serves as transfer agent for our common stock.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Beckstead & Watts, LLP, 2425 W. Horizon Ridge Parkway, Henderson, NV 89052, Certified Public Accountants, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report.

Description of Business

Organizational Structure

We were incorporated on March 1, 2001 under the laws of the state of Nevada under the name Effective Sports Nutrition Corporation.  On April 11, 2005, Effective Sports Nutrition changed its name to Midwest E.S.W.T. Corp. On July 18, 2005, we then entered into a share exchange agreement with Direct Success, Inc., a California corporation.  As a result of the agreement, Midwest E.S.W.T agreed that a total of 114,851,043 shares of Restricted Common Stock were to be issued to the shareholders of Direct Success, Inc.  Direct Success, Inc., in turn, surrendered all of its authorized stock to Midwest E.S.W.T.  On December 14, 2005, Midwest E.S.W.T changed its name to DM Products, Inc. At the time of the share exchange agreement with Direct Success, Inc., Direct Success had an accumulated loss of $6,195,881.

Operations

We are in the business of locating inventive products and coordinating the process of marketing those products on infomercials and, in the future, other distribution channels including upsells, outbound sales and increased traditional retail distribution.  Our management team is approached by individuals and entities with new product ideas.  In addition, we frequent trade shows throughout the U.S. and have established relationships with companies known for their infomercial contacts and ideas, such as Tristar Products, Inc. and Script-to-Screen. With respect to Script-to-Screen, several of the owners and/or executive offers of Script-to-Screen, were founding shareholders of Direct Success, Inc., our wholly owned subsidiary, and served on the board of directors of DM Products until 2007.  Script-to-Screen has also been responsible for the production of each one of our infomercials, and those of Direct Success, to date.

Within the last five years, we have only achieved profitability from one such product, a fishing lure product known as the “Banjo Minnow.” The Banjo Minnow is a lure that mimics the movement of a wounded and dying minnow so that fish will be more attracted to it. Although we tested several products in 2003 and 2004, those test runs on infomercials did not justify going forward with a full infomercial campaign.  We have only pursued the Banjo Minnow in a full infomercial campaign.  We own 75% interest in a joint venture, known as Direct Success LLC #3, which has the exclusive rights to manufacture, use, distribute, sell, advertise, promote and otherwise exploit the Banjo Minnow.

We do not manufacture or distribute the products that we locate to market.  Our business model incorporates the outsourcing of primary functions. This outsourcing includes contracting with companies to:  i)  Manufacture the actual product according to our specifications and approval; ii) Warehouse our inventory and fulfill orders provided to these facilities from inbound telemarketing centers; iii) Receive customer calls in response to viewing our commercials, obtain the credit card and billing information, and transfer such information to the fulfillment centers; iv) Receive customer service calls and either correct the situation or report any problems directly to the company for a direct handling; and v) Purchase media time, pursuant to guideline provided by the company such as airing dates, times and locations.

In the case of Banjo Minnow, our joint venture entity subcontracted all of the above-listed responsibilities TriStar Products, Inc. Pursuant to our agreement with TriStar, they are responsible for infomercial production/revision, manufacture of product, procurement of media time, call center activity, fulfillment obligations, and customer service.   We receive royalties from the sales of the Banjo Minnow that TriStar distributes in proportion to our holdings in Direct Success LLC #3. Our current royalty arrangement with Tristar provides for $4.00per unit sold domestically and $2.50 per unit sold internationally.  The present retail price for the Banjo Minnow is $19.95

We intend to duplicate this process with future products; however, we believe we have the contacts and capability of managing an infomercial campaign “in house” if management believes such an operation would be in the best interest of the company.  Prior to our acquisition of Direct Success, Inc. (our wholly-owned subsidiary) in 2005, Direct Success fully managed the Banjo Minnow campaign.  This included purchasing media time from cable stations throughout the United States and Canada, retaining the services of fulfillment houses and call centers, drafting the scripts used by sales representatives,  utilizing our own merchant accounts, and providing direct customer service.  Like most companies in the infomercial industry, we outsource and do not manufacture our products and don’t intend to do so in the future.  Therefore, we have not purchased any machinery or tooling.  With regards in house management of infomercials, the only equipment needed relates to the fulfillment and call centers, and these services and equipment are outsourced.  The fulfillment and call centers receive a straight percentage based on call volume and sales.  No other equipment is needed for in house management of infomercials. We currently are capable of handing the remaining functions of in house management of infomercials: including drafting scripts used by sales representatives, using our own merchant accounts and providing direct customer service.

On or about August 16, 2002, Direct Success, Inc., our wholly owned subsidiary, entered into a joint venture with Buena Vista Infomercials, Inc. and formed Direct Success, LLC #3 for the purpose of acquiring the exclusive manufacturing and distribution rights to the Banjo Minnow. Direct Success LLC #3 is a limited liability company, organized under the laws of the State of Delaware, and is 75% owned by Direct Success, Inc.  The remaining 25% is owned by Buena Vista Infomercials, Inc.  To date, Direct Success LLC #3 has received approximately $650,000  in royalty payments pursuant to our contract with Tristar Products, Inc.

On or about October 10, 2003, Direct Success, LLC #3 entered into an agreement with Banjo Buddies, Inc. (the owner and inventor of the lure) in which Banjo granted to Direct Success LLC, #3 the exclusive rights to manufacture, use, distribute, sell, advertise, promote and otherwise exploit the Banjo Minnow.  Direct Success LLC, #3 receives a royalty based on the sales of the product.  On or about May 11, 2005, Direct Success, LLC #3 subcontracted the manufacturing and distribution rights to TriStar Products, Inc.  Pursuant to this subcontract, Direct Success, LLC #3 receives a royalty, based on sales generated by TriStar.  The terms of the royalty arrangement calls for Tristar to pay Direct Success, LLC #3 $5.00 per sale of each unit over $18 and $4 per sale of each unit under $18, within the United States, and a flat $2.50 per sale of each unit internationally.

The contract granting Direct Success, LLC #3 the exclusive distribution rights, together with the modifications pursuant to the Arbitration settlement, require Direct Success, LLC#3 to pay Banjo Buddies a royalty in the amount 5% for the sale of all products through December 31, 2011, with DM Products maintaining an option to extend the licensing period for an additional six (6) months.   Direct Success#3 and Banjo Buddies commenced arbitration pursuant to the rules promulgated by the American Arbitration Association.  Before the arbitration hearing occurred, however, the parties settled. Pursuant to the Arbitration settlement, the royalties due Banjo are paid directly to them by Tristar.  There were no changes to our distribution rights following the settlement of the arbitration other than a reduction in the term of the contract by two years, or to  January 1, 2012 with a six month extension option through June 30, 2012. See Legal Proceedings.

In 2007, DM Products granted back to Banjo Buddies the exclusive rights for internet sales and small parts sales associated with the Banjo Minnow, in exchange for Direct Success, LLC #3 receiving a royalty payment on these sales.  Pursuant to the Arbitration settlement, Direct Success, LLC #3 has relinquished its right to receive further royalties on the internet and parts sales.

We are currently looking to locate and market innovative health, beauty, fashion, fitness and other products for sale through infomercial marketing and distribution channels. Profits are expected to be derived from inbound sales, outbound sales, up sells and retail distribution. In addition to direct sales from infomercial play, infomercials drive customers to websites and retail centers and assist in branding products and driving product demand. Infomercials currently run in many foreign markets in addition to the US, and we believe that foreign markets represent a tremendous growth opportunity. Our primary objective is to penetrate this rapidly expanding industry by introducing consumer products to national and international markets through a series of infomercial campaigns. We intend to aggressively develop, finance, produce and market various new products for television infomercials. At the same time, we intend to systematically expand our product list using a direct response model.

Although our primary revenue to date has been derived from the actual inbound sales, our ultimate goal is to equip the call centers with upsell incentives and have them obtain as much information on every caller to allow follow up calls with possible additional incentives to purchase.  However, our ability to utilize the services of an “outbound” call center will be dependent on our acquiring successful products and, more importantly, our financial ability.  Since we are currently dependent on the revenues derived from the royalties on the Banjo Minnow, and there is no certainty in our obtaining additional funding for future projects, we can provide no real time estimate as to when we can perform this task.  This applies, as well, to our ability to penetrate the retail market, as such a task would require our hiring additional personnel.

Our operational strategy consists of employing one of three distinct business alternatives for each product/infomercial:

▪	Complete Project Funding - The Company would obtain the exclusive licensing rights to products and pay a nominal royalty (2-5%) of gross sales to the product developer;

▪	Joint Venture Projects - The Company would share costs of production, marketing and distribution and would share revenues with product developers; and

▪	Straight Royalty Arrangements - The Company would partially finance the infomercials in exchange for a fixed royalty on gross sales.

Of course, the key to our ability to continually attract new products and new product developers will, in large part, determine its success. As part of our strategy, we intend to develop strategic alliances with strong companies that are established operators in the infomercial and advertising industry.

Infomercials are watched by a diverse range of consumers, consisting of both men and women, according to Direct Marketing Today. Many successful infomercials have targeted the tastes of this audience by offering health, beauty, fashion and fitness products. Unfortunately, many product inventors are unable to bring innovative and promising products to market because they do not have the know-how or the financial capability to efficiently and effectively manufacture and market their products for sale to a large number of consumers. We intend to bridge this gap for inventors by funding and managing the various tasks associated with launching and maintaining a successful infomercial sales campaign. Our business strategy focuses on funding and supervising the product's development and manufacture, the production of the infomercial and the overall marketing and sales campaign of the product. We think that the arrangements we enter into with product developers will be one of the following: 1) Complete Project Funding, 2) Joint Venture Projects, or 3) Straight Royalty Contracts, as discussed above.

Our directors and officers are consistently approached with ideas for new products from various individuals and companies. It is expected that the officers and directors will continue to be “pitched” for new product ideas and that our referral sources will grow as we gain recognition in the infomercial industry. As opportunities arise, our officers and directors will present potential product ideas to our Board of Directors for its discussion and review. In deciding which products to pursue, the Board will consider, among other things, the product's viability, costs of development and marketing, acceptable sales price point per unit, as well as the product's overall likelihood of success. In some instances, the Board may retain an outside consultant to evaluate such things as the product's likely market appeal or the product's optimal price point. We will pursue products approved by a majority vote of the Board. Although we expect that the directors and officers will continue to be approached by inventors with viable products without any solicitation, the Board of Directors may decide to solicit product pitches or ideas in the future if the Board believes that such a strategy would be in the Company’s best interest.

If the Board approves a product for further development, we intend to retain outside parties to produce the infomercial, assist in the design, the overall marketing campaign and sales process, and source and manufacture the product for competitive rates. When determining what parties to retain for these services, our Board of Directors will consider several factors, including a proven track record, cost and the ability to meet our timetable. We do not intend to retain any one service provider exclusively, and, instead  intend to seek competitive bids from numerous potential providers for each infomercial campaign.

Principal Place of Business

Our principal place of business is P.O. Box 2458, Walnut Creek, CA 94595.

Competition

We believe we are distinct from the other service providers operating within direct response television market because we intend to specialize in offering a complete suite of distribution in the mass market.  We are not aware of any operators who focus on financing, supervising and managing an infomercial campaign through a model that is based on outsourcing most development, marketing and sales services.  However, there are many entities that operate in the direct response television arena, several of whom offer one or more of the services that it intends to manage and supervise for the accounts.

Employees

We currently employ two (2) employees.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.

Fragrance and Personal Care Division

On July 23, 2010, we formed Aliano, Inc., a wholly owned subsidiary of DM Products.  The company was incorporated under the laws of the State of Nevada for the purpose of formulating, producing and marketing a line of luxury perfume and related products.  As of the date of this prospectus, we have not engaged in any operations with this new line of business.  We have, however, engaged in organizational activities including provisionally appointing Mr. Robert Aliano to hold the position of CEO for Aliano, Inc., which we have trade named “Aliano Westlake Village.” We expect that Mr. Aliano will be responsible for all aspects of the company’s operations, including fragrance creation, packaging and presentation, product promotion, and campaign management. We have also provisionally appointed Mr. Joseph Sutman as Chief Operations Officer of Aliano, Inc., and hired Portia Entertainment Group LLC, headed up by Deborah Wagnon, Esq., to assist in the procurement of celebrity endorsements for our new fragrance division.

Our pursuit of this line of business and the appointment of the foregoing persons to officer positions and Entertainment Group, LLC as a consultant is conditioned upon raising money to fund this new line of business. In the months ahead, we intend to raise money to pay our management team, consultants, and to develop our product line and marketing channels.  We expect short term cost at roughly $100,000.  We have no formal plans at the present time to raise money. If we cannot raise additional capital, we would be forced to discontinue our design to develop this line of business.

Description of Properties

From early 2003 until April of 2008 our executive and administrative offices were located at 575 Anton Boulevard in Costa Mesa, California 92626.  Since then, each employee of the company works out of their personal residence.  There has not been, since April of 2008, any physical location for an administrative office.  We have established a mailing address for contact information and written communication to a Post Office Box located in Northern California as follows: DM Products, Inc. P.O Box 2458, Walnut Creek California 94595.   The phone number by which the we can be reached is : 925-943-2090.  Our Fax number is:: 925-943-2091.  Our email address is: www.dmproducts.biz. All calls and faxes are directed to and received at the residence of our President, Kurtis Cockrum.  The Company pays the costs associated with the telephone and fax lines.  We currently do not own any real-estate or have any long or short term real-estate lease obligations. We believe that our current facilities are suitable and adequate to meet our present needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. It is possible, however, that we will acquire additional needed facilities by the end of 2010. Our growth strategy includes acquisition of additional businesses and products to complement and strengthen our current offering of products and services. If our current or planned efforts in this regard are successful, we may lease or purchase property in connection with such an acquisition.  Direct Success, Inc, our wholly owned subsidiary, maintains the same address and contact information as DM Products, Inc.   There are no lease obligations or requirements between related parties.

If we commence operations for Aliano, Inc., it is our intent to establish a separate location in Westlake Village, California, for the subsidiary.  We intend to utilize that facility for all work relating to the fragrance division, including the laboratory for development of the fragrances, business operations and marketing.  However, the primary accounting functions will continue to be handled in Northern California, in the same manner, and with the same personnel, assisting in the infomercial business.
Legal Proceedings

Since our inception, we have been involved in one (1) matter of litigation, with Banjo Buddies, Inc. .  Pursuant to the distribution and licensing agreement in place with Banjo Buddies, any and all disputes are to be resolved by way of binding arbitration, in place of a formal judicial format.  When a dispute arose between the Company and Banjo concerning the amount of royalties that were paid, the matter was submitted to Arbitration pursuant to the rules promulgated by the American Arbitration Association and settled prior to an actual hearing.  However, we realize the nature of our industry is often the subject of litigation and various claims.  Most arise as the result of product defects, advertising issues, and contract disputes between inventors, distributors and outsources contractors.  As of the date of this filing, there are no matters of pending or threatened litigation.

There are no other matters of pending or threatened litigation.

Market for Common Equity and Related Stockholder Matters

Our common stock is currently quoted on PinkSheets, which is sponsored by FINRA.  The Pink Sheets is a network of security dealers who buy and sell stock.  The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information.  Our shares are quoted under the symbol “DMPD.”

The following table summarizes the low and high bid prices of our common stock for each of the calendar quarters of 2008 and 2009.  The figures below reflect inter-dealer prices without retail mark-up, mark-down or dealer commissions.  The figures do not necessarily reflect the actual transacted measure.

	2008		2009
	High	Low	High	Low
First Quarter	.005	.0021	.001	.0002
Second Quarter	.0025	.001	.001	.0001
Third Quarter	.002	.0005	.0072	.0005
Fourth Quarter	.0011	.0002	.004	.0007

There were 294 shareholders of record as of October 8, 2010. This number does not include an indeterminate number of shareholders whose shares are held by brokers in “street name.”

Our common stock is subject to rules adopted by the Securities and Exchange Commission ("Commission") regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor, but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson the investor is working with and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions involving our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

We have agreed to file a registration statement with the SEC registering the resale of the selling shareholders’ shares of common stock. We will use our best efforts to maintain the effectiveness of the resale registration statement from the effective date through and until all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144.

Financial Statements

Index to Financial Statements:

F-1	Consolidated Balance Sheet as of June 30, 2010
F-2	Statements of Operations for the period ended June 30, 2010
F-3	Statement of Stockholders’ Equity for period from inception to June 30, 2010
F-4	Statements of Cash Flows for the period ended June 30, 2010
F-5	Notes to Financial Statements

Audited Financial Statements:
F-12	Report of Independent Registered Public Accounting Firm
F-13	Consolidated Balance Sheet as of December 31, 2009 and 2008
F-14	Statements of Operations for the years ended December 31, 2009 and 2008
F-15	Statement of Stockholders’ Equity for period from inception to December 31, 2009 and 2008
F-18	Statements of Cash Flows for the years ended December 31, 2009 and 2008
F-19	Notes to Financial Statements

DM Products, Inc.
Consolidated Balance Sheet

	(Unaudited) June 30, 2010	(Audited) December 31, 2009
ASSETS
Current Assets
Cash	55,255	36,729
Tristar Receivable	72,285	59,708
Prepaid Expense	3,169	21,454
Total Current Assets	130,709	117,891

Property and Equipment - net	2,186	1,304
TOTAL ASSETS	132,895	119,195

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	0	0
Sales Tax Payable	2,424	2,424
Other Current Liabilities	44,856	54,195
Total Current Liabilities	47,280	56,619

Commitments and contingencies

Shareholders' Equity (Deficit)
Common Stock: $0.001 par value; 300,000,000 shares authorized; 239,937,352 shares issued and outstanding at June 30, 2010 and 239,907,352 shares issued and outstanding at December 31, 2009 -Note 6	239,938	239,908
Additional Paid In Capital	761,601	761,601
Accumulated Deficit	(915,924)	(938,933)
Shareholders' Equity	85,615	62,576
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	132,895	119,195

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Consolidated Statements of Operations
(Unaudited)

	For the 3 months ended June 30, 2010	For the 3 months ended June 30, 2009	For the 6 months ended June 30, 2010	For the 6 months ended June 30, 2009
Revenues
Royalty income	201,644	158,554	207,139	194,383
Total revenues	201,644	158,554	207,139	194,383

Gross profit	201,644		207,139
Operating expenses
Depreciation	100	25	200	93
Outside services	250	836	434	1,215
Professional Fees	35,045	9,700	68,171	19,403
Salary & Wages - other	34,500	34,500	69,000	67,500
Salary- employer taxes	2,900	2,837	6,207	7,105
General & Administrative expenses	28,869	14,510	46,768	20,306
Total operating expense	101,665	62,408	190,780	115,622

Operating Income (Loss) from operations	99,979	96,146	16,359	78,761

Other Income (Note 8)	-	47,277	9,050	47,277

Income (Loss) before income taxes	99,979	143,423	25,409	126,038

Provision for income taxes	-	-	(2,400)	(2,400)

Net Income (Loss)	$99,979	143,423	$23,009	123,638

Net Income (Loss) per common share-basic and fully diluted	$0.0004	0.0007	$0.0001	0.0006

Weighted average common shares outstanding-basic and diluted	239,907,352	196,907,352	239,907,352	196,907,352

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Consolidated Statements of Shareholders' Equity
(Unaudited)

	Common Stock		Additional Paid In	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2009	239,907,352	239,908	761,601	(938,933)	62,576

Issuance of stock pursuant to private placement 30,000 shares at par value of $.001 (See Note 6)	30,000	30	-		30

Net Income	-	-	-	23,009	23,009

Balance at June 30, 2010	239,937,352	239,938	761,601	(915,924)	85,615

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	For the 6 months ended June 30, 2010	For the 6 months ended June 30, 2009
Cash flows from operating activities
Net Income	$23,009	123,638
Adjustment to reconcile net income to net cash provided (used) by operating activities:
Depreciation	200	93
Changes in operating assets and liabilities:
Accounts receivables	(12,577)	(151,002)
Other assets	18,285	(5,000)
Other payables	(28,542)	1,199
Net cash provided (used) by operating activities	375	(31,072)

Cash flow from investing activities

Purchase of property and equipment	(1,082)	-
Net cash (used) by investing activities	(1,082)	-
Cash flows from financing activities
Advance from Credit Line	19,203	27,757
Issuance of stock	30
Net cash provided by financing activities	19,233	27,757

Net change in cash	18,526	(3,315)

Cash at beginning of period	36,729	7,786
Cash at end of period	$55,255	$4,471

Supplemental disclosure of cash flow information:
Interest paid	$574	$-
Taxes paid	$2,400	$2,400

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

Note 1: Summary of Significant Accounting Policies

The accompanying unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles for annual reports. These quarterly financial statements should be read in conjunction with the December 31, 2009 audited financial statements included in the Company’s Form S-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

Nature of Operations

DM Products, Inc.(the Company) was incorporated on March 1, 2001 as Effective Sport Nutrition Corporation. Subsequently, on April 11, 2005, the Company changed its name to Midwest E.S.W.T Corp and on December 14, 2005, it changed its name again to DM Products, Inc.

On July 18, 2005, the Company acquired Direct Success, Inc. a California Corporation in exchange for 70 % of the Company's Common Stock, making Direct Success, Inc. a wholly owned subsidiary of the Company. Midwest E.S.W.T agreed that a total of 114,851,043 shares of Restricted Common Stock were to be issued to shareholders of Direct Success, Inc.

The Company operates from Walnut Creek, California and it wholly  owns Direct Sucess, Inc which owns 75% of Direct Success, LLC 3  a limited liability company formed on or about August 16, 2002. Direct Success, Inc entered into a joint venture with Buena Vista Infomercial Corporation which owns 25%. The purpose is to market products through direct response to television infomercials. The companies obtain the distribution, production, and licensing rights to a product in exchange for royalty agreements based on the sales of the products.  The Company sets up the production, marketing and the distribution of the products.

New Accounting Pronouncements

The Company's management has reviewed all of the FASB's Accounting Standard Updates through  August 17, 2010 and has concluded that none will have a material impact on the Company's financial statements.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying consolidated financial statements.

Revenue and Cost Recognition

The Company records revenue in accordance with ASC Topic 605 - Revenue Recognition. During the period ended June 30, 2010 revenues came from royalties from the contract Banjo Minnow the fishing lure with TriStar Products, Inc. Revenues derived from the Company license sales are recognized when (1) there is evidence of an arrangement, (2) collection of our fee is considered probable and (3) the fee is fixed and determinable.

Direct Success entered into a manufacturing, marketing and distribution agreement with Banjo Buddies who is the inventor of Banjo Minnow, a fishing lure which Direct Success 3 had a licence agreement to market the product since Oct 2002. The Company entered into a modification of said agreement in April 2005.  On or about May 11, 2005  Direct Success LLC 3, subcontracted the manufacturing and distribution rights to TriStar Products, Inc.  In March 2007, Direct Success granted back to Banjo, the right to license and privilege for internet sales and small parts sale of the product. Under the agreement, Banjo will pay Direct Success 4% royalty on all gross sales of product. As of date of settlement, effective January 1, 2010, Direct Success no longer receives the 4% royalty for internet and part sales from Banjo Buddies. The revenues are strictly based on the contractual obligation contained in the agreement with Tristar Products, Inc., which are the royalties received from the sales of the Banjow Minnow. These royalty arrangements with Tristar provide the Company with a flat $4.00 (for unit sales under $18) and $5.00 (for unit sales over $18), per unit sold domestically, and $2.50 per unit sold internationally. The present retail price for the Banjo Minnow is $19.95.

Note 2: Going Concern
Before being acquired by the Company, Direct Success, Inc. had an accumulated loss of $6,195,881. Notwithstanding the continued losses, these financial statements have been prepared by management on a going concern basis.

The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption.  The consolidated financial statements do not include any adjustments thus might result from the outcome of this uncertainty.  If the Company were unable to continue as a going concern, assets and liabilities would require restatement on a liquidation basis, which would differ materially from the going concern basis.

The Company’s future operations are dependant upon the marketing of its products and the Company’s ability to secure sufficient financing to continue operations and marketing of its products.  There can be no assurance that the Company’s products will be able to secure market acceptance or that successful commercialization of its products will be achieved.

Note 3: Depreciation

Depreciation expenses totaled $200 and $93 for the periods ended June 30, 2010 and 2009, respectively.

Note 4: Interest Expenses

Interest expense totaled $574 and $0 for the periods ended June 30, 2010 and 2009, respectively.

Note 5: Line of Credit

The Company has three Revolving Line of Credits with credit limits of $30,000, $30,000, & $32,000. All Line of Credits have fluctuating interest rate. The latest charged interest rate for these are 7.24%. The Line of Credits balance as of 06/30/10 is $19,203.

Note 6: Common Stock

The Board of Directors passed a resolution on February 10, 2010 to issue 30,000 shares of Restricted Common Stock to an individual. In 2007 the individual was paid $30,000 for preferred stock in error. The Company does not have preferred stock, therefore 30,000 shares common stock were issued at US $0.001 par value.

Note 7: Related Party Transactions

Employment Agreement

An employee agreement was entered into on the 20th day of April, 2007 by and between the Company and Kurtis Cockrum. Employee's starting salary is $6,000 per month during the first 90 days following execution of the agreement, or after $500,000 in capital is raised. After such period of time, Employee's salary shall be increased to $10,000 per month. Should the company determine it in the best interest not to pay employee's entire monthly compensation, at any time, any such compensation shall be treated as deferred compensation and will accumulate on the books and provided to employee at employee's sole discretion, taking into consideration the funds available and the best interest of the company. The accrued salary as of 06/30/10 is $25,653. Salary expense to related party was $60,000 and $60,000 for the six months ended June 30, 2010 and 2009 respectively.

Consulting Contracts

The CEO and employees of the Company work from their homes. The fair market value of rents contributed by the related parties are estimated to be $50.00 per month, which is immaterial to the company's financial statements, therefore, an entry to record the value of rents contributed has not been recorded on the Company's books.

The Company has entered in  a consulting contract with Michael Debenon, Esq. for $6,000 per month on a month to month basis for general counsel. Legal expenses to related party was $30,000 and $12,490 for the six months ended June 30, 2010 and 2009 respectively.

Note 8: Other Income

After the arbitration between Direct Success, LLC # 3 and Banjo Buddies, Inc. was settled, American Arbitration Association released $9,050 held by them. The monies were received in April 2010.

Script To Screen, Inc. has entered into an agreement with Direct Success LLC 3 and Direct Success, Inc. to waive royalties for all past years to date and current year to date as well as future royalties that may come due under the current Royalty Agreement. Total past and current year royalties waived and included in other income in second quarter 2009 equals $47,277.

Note 9: Subsequent Events

Form S-1 Registration Statement

On April 8, 2010 a Form S-1 Registration Statement was completed and submitted to the Securities and Exchange Commission. Acceptance is still pending.

Information Statement Form 211

On April 21, 2010 a Information Statement Form 211 was submitted to the Financial Industry Regulatory Authority (FINRA) for active trading on the Over the Counter Bulletin Board (OTCBB). Acceptance Status is still pending.

Authorized Shares of Common Stock

The Board of Directors passed a resolution on July 13, 2010 to amend the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 300,000,000 shares to 500,000,000 shares.

Creation of Subsidiary Corporation

The Board of Directors passed a resolution on July 13, 2010 to form and create a new corporation for the purpose of establishing a fragrance and personal care division for the corporation. The newly formed corporation shall be named ALIANO, INC. dba ALIANO WESTLAKE VILLAGE and shall be formed under the laws of the State of Nevada.

Engagement of Legal Services

Effective as of July 26, 2010 Aliano Inc. entered into an agreement with Portia Entertainment Group LLC for legal services described in the agreement. As per the agreement Portia Entertainment Group LLC is entitled to receive a fee of 5% on the Net Income earned by Aliano Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
 Stockholders of DM Products, Inc.

We have audited the accompanying balance sheets of DM Products, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DM Products, Inc.  as of December 31, 2009 and 2008, and the results of its operations, equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is dependent on raising capital to fund operations.  These conditions raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters also are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, the Company restated its 2008 financial statements.

Beckstead and Watts, LLP
Henderson, NV
March 29, 2010, except for Note 1, as to which the date is August 31, 2010

DM Products, Inc.
Consolidated Balance Sheet

	December 31, 2009	(Restated) December 31, 2008
ASSETS
Current Assets
Cash	36,729	7,786
Tristar Receivable	59,708	85,000
Prepaid Expense	21,454	42
Total Current Assets	117,891	92,828

Property and Equipment - net	1,304	761
Other Assets
Intangible Assets-net of amortization	-	7
	-	7
TOTAL ASSETS	119,195	93,596

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
Accounts Payable	-	44,462
Sales Tax Payable	2,424	2,424
Other Current Liabilities	54,195	82,844
Total Current Liabilities	56,619	129,730

Commitments and contingencies

Shareholders' Equity (Deficit)
Common Stock: $0.001 par value; 300,000,000 shares authorized; 239,907,352, 196,907,352 shares issued and outstanding at December 31, 2009 and December 31, 2008 respectively -Note 10	239,908	196,908
Additional Paid In Capital	761,601	794,561
Accumulated Deficit	(938,933)	(1,027,603)
Shareholders' Equity (Deficit)	62,576	(36,134)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	119,195	93,596

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Consolidated Statements of Operations

	For the year ended December 31, 2009	(Restated) For the year ended December 31, 2008
Revenues
Royalty income	363,767	218,112
Total revenues	363,767	218,112

Operating expenses
Amortization	-	563
Depreciation	1,709	698
Outside services	12,186	71,472
Professional Fees	91,060	12,580
Salary & Wages - other	137,500	85,663
Salary- employer taxes	11,151	7,267
General & Administrative expenses	66,369	63,413
Total operating expense	319,974	241,656

Operating Income (Loss) from operations	43,793	(23,544)

Other Income	47,277	-

Income (Loss) before income taxes	91,070	(23,544)

Provision for income taxes	(2,400)	(2,098)

Net Income (Loss)	$88,670	(25,642)

Net Income (Loss) per common share-basic and fully diluted	$0.0004	$(0.0001)

Weighted average common shares outstanding-basic and diluted	220,140,229	188,939,866

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid In	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2007	172,807,352	172,808	794,561	(1,001,961)	(34,592)

Issuance of stock to corporation officer and independent consultant 24,100,000 shares at par value of $.001	24,100,000	24,100			24,100

Net (Loss)	-	-	-	(25,642)	(25,642)
Balance at December 31, 2008	196,907,352	196,908	794,561	(1,027,603)	(36,134)

Issuance of stock to corporation officer and independent consultant 40,000,000 shares at ($.000176) per share	40,000,000	40,000	(32,960)		7,040

Issuance of stock to corporation officer 3,000,0000 shares at ($.001) per share	3,000,000	3,000			3,000

Net Income	-	-	-	88,670	88,670

Balance at December 31, 2009	239,907,352	239,908	761,601	(938,933)	62,576

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Consolidated Statements of Cash Flows

	For the year ended December 31, 2009	(Restated) For the year ended December 31, 2008
Cash flows from operating activities
Net (Loss)	$88,670	$(25,642)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:
Depreciation	1,709	698
Amortization	-	593
Share-based compensation	10,040	24,100
Changes in operating assets and liabilities:
Accounts receivables	25,292	(62,928)
Other Current Assets	-	14,730
Other assets	(21,412)	992
Accounts payable	(44,462)	32,567
Other payables	(28,302)	20,905
Net cash (used) by operating activities	31,535	6,015

Cash flow from investing activities

Purchase of property and equipment	(2,607)	(587)
Net cash provided by investing activities	(2,607)	(587)
Cash flows from financing activities
Advance from Credit Line	15	-
Net cash provided by financing activities	15	-

Net change in cash	28,943	5,428

Cash at beginning of period	7,786	2,358
Cash at end of period	$36,729	$7,786

Supplemental disclosure of cash flow information:
Interest paid	$459	-
Taxes paid	$2,400	$2,098

The accompanying Notes are an integral part of these financial statements.

DM Products, Inc.
Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
Nature of Operations

DM Products, Inc.(the Company) was incorporated on March 1, 2001 as Effective Sport Nutrition Corporation. Subsequently, on April 11, 2005, the Company changed its name to Midwest E.S.W.T Corp and on December 14, 2005, it changed its name again to DM Products, Inc.

On July 18, 2005, the Company acquired Direct Success, Inc. a California Corporation in exchange for 70 % of the Company's Common Stock, making Direct Success, Inc. a wholly owned subsidiary of the Company. Midwest E.S.W.T agreed that a total of 114,851,043 shares of Restricted Common Stock were to be issued to shareholders of Direct Success, Inc.

The Company operates from Walnut Creek, California and it wholly  owns Direct Sucess, Inc which owns 75% of Direct Success, LLC 3  a limited liability company formed on or about August 16, 2002. Direct Success, Inc entered into a joint venture with Buena Vista Infomercial Corporation which owns 25%. The purpose is to market products through direct response to television infomercials. The companies obtain the distribution, production, and licensing rights to a product in exchange for royalty agreements based on the sales of the products.  The Company sets up the production, marketing and the distribution of the products.

Restatement of Financial Statements

In 2008 the Company issued stock with a par value of $15,200 to an individual for performance of services. However the services were never rendered so the stocks were revoked in 2009. Also the Company estimated a receivable for royalties for Banjo part sales in 2008, however in 2009 as per the arbitration agreement the estimated amount of  $2149, was waived. In light of the materiality of the errors in relation to net loss, the financial statements for the year ended December 31, 2008 is restated to properly correct them for the error in accounting for stock-based compensation and for the error in reporting accounting estimate of royalty receivable.The impact of each of these error corrections on 2008 financial statements including the specific line items in the financial statements are as follows.

Financial Statement	Line Item	Corrected	Previously Stated

Balance Sheet	Other Receivable	0	2,149
Balance Sheet	Total Current Assets	92,828	94,977
Balance Sheet	Total Assets	93,596	95,745
Balance Sheet	Common Stock	196,908	212,108
Balance Sheet	Accumulated Deficit	(1,027,603)	(1,040,654)
Balance Sheet	Shareholders’ Equity	(36,134)	(33,985)
Balance Sheet	Total Liabilities	93,596	95,745
Income Statement	Royalty Income	218,112	220,261
Income Statement	Total Revenues	218,112	220,261
Income Statement	Outside Services	71,472	86,672
Income Statement	Total Operating Expense	241,656	256,856
Income Statement	Operating Income (Loss)	(23,544)	(36,595)
Income Statement	Income (Loss) before taxes	(23,544)	(36,595)
Income Statement	Net Income (Loss)	(25,642)	(38,693)

Cash and Cash Equivalents Policy

The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

Basis of consolidation
The consolidated financial statements include the accounts of DM Products, Inc., Direct Success, Inc. and the accounts of its 75% owned subsidiaries Direct Success LLC 3. (collectively referred to as Direct Success, Inc.) The Company consolidated all entities in which it has a controlling interest.  All material inter-company transactions have been eliminated.

Property and equipment

Property and equipment are carried at cost. Major expenditures and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are charged to operations when incurred. When property and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. Once placed in service, depreciable assets are depreciated over their estimated useful lives using both accelerated and straight-line methods.

Use of Estimates

Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts, some of which may require revision in future period.

Advertising Policy
The Company recognizes advertising expense as incurred. The Company recognized no advertising expense for the years ended December 31, 2008, and 2009.

Impairment Policy

In the event that it tangible operational assets and finite life intangible assets are impaired, DM Products, Inc. will follow FASB topic 360 to measure any impairment loss. There has not been any impairment loss for 2008 and 2009.

Long-lived Assets

Long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets.  When any such impairment exists, the related assets will be written down to fair value.

Deposits

Deposits consist of $0 and $0 as of December 31,2008, and 2009 respectively . All deposits are carried at the lower of fair value or cost.

Insurance Liability

The Company maintains various insurance policies for workers’ compensation, employee health, and officer and director.  Pursuant to these policies, the Company is responsible for losses up to certain limits and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits.  No liability exists as of December 31, 2008, and 2009, but in the event a liability is incurred, the amount will be based on management’s estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date.  Any future estimated liability may not be discounted and may be based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions.  If actual trends differ from the estimates, future financial results could be impacted.

Stock-based Compensation

The company policy requires all share-based payments to employees, including other equity-based compensation arrangements, to be recognized in the financial statements based on the grant date fair value of the awards or par value completed in accordance with FASB ASC Topic 718. During fiscal years 2008 and 2009, stock-based compensation expense totaled $24,100, and $10,040 respectively. See note 10 Common Stock and note 11 Related Parties for further discussion.

Concentration of Risk

The company is earning (over 90%) majority of the royalty income from Tristar Products, Inc. Since the company is depending on Tristar Products, Inc, inabilities of these companies to perform may have a material adverse effect on the Company’s financial condition.

Intangible Assets

Intangible assets subject to amortization include organization costs and informercial production costs. Organization costs and informercial production costs are being amortized on a straight-line basis over five years and three years, respectively.

Earnings (Loss) Per Share

The Company uses  FASB ASC Topic 260, “Earnings per Share” (ASC 260) for calculating the basic and diluted earnings per share. The Company computes basic earnings per share by dividing the income attributable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effect, if any, from the potential exercise of stock options and warrants using the treasury stock method, as well as the dilutive effect from outstanding restricted Common Stock. Potential common shares not included in the calculation of net income per share, since their effect would be anti-dilutive. Per share basic and diluted net income( loss) amounted to ($0.0001) and $0.0004 for the years ended December 31, 2008, and 2009, respectively .

Prepaid Expenses

Prepaid expenses include prepaid audit fees and prepaid insurance. Prepaid expenses for the fiscal years 2008 and 2009 are $42 and $21,454, respectively.

Fair Market Value Policy

In the first quarter of fiscal year 2008, the Company adopted FASB ASC Topic -820, “Fair Value Measurements and Disclosures” (ASC 820) as amended by ASC Topic 820-10-55. ASC 820 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. ASC Topic 820-10-55 delays, until the first quarter of fiscal year 2009, the effective date for ASC 820 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820 did not have a material impact on the Company’s financial position or operations.

New Accounting Policies in 2009

On July 1, 2009, the Accounting Standards Codification (“ASC”) became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

FASB ASC Topic 855, “Subsequent Events.” New authoritative accounting guidance under ASC Topic 855, “Subsequent Events,” establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 became effective for the Company’s financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued but not yet effective accounting pronouncements, if adopted, would have an effect on the accompanying consolidated financial statements.

Revenue and Cost Recognition

We record revenue in accordance with ASC Topic 605 - Revenue Recognition. During the fiscal years 2008 and 2009 our revenues came from royalties. The royalties came from two contracts one for parts sales with Banjo Buddies, Inc and the other for Banjo Minnow the fishing lure with TriStar Products, Inc. Revenues derived from our license sales are recognized when (1) there is evidence of an arrangement, (2) collection of our fee is considered probable and (3) the fee is fixed and determinable.

Direct Success entered into a manufacturing, marketing and distribution agreement with Banjo Buddies who is the inventor of Banjo Minnow, a fishing lure which Direct Success 3 had a license agreement to market the product since Oct 2002. The Company entered into a modification of said agreement in April 2005.  On or about May 11, 2005  Direct Success LLC 3, subcontracted the manufacturing and distribution rights to TriStar Products, Inc.  In March 2007, Direct Success granted back to Banjo, the right to license and privilege for internet sales and small parts sale of the product. Under the agreement, Banjo will pay Direct Success 4% royalty on all gross sales of product. As of date of settlement, effective January 1, 2010, Direct Success no longer receives the 4% royalty for internet and part sales from Banjo Buddies.  The revenues are strictly based on the contractual obligation contained in the agreement with Tristar Products, Inc. which are the royalties received from the sales of the Banjo Minnow.  These royalty arrangement with Tristar provides us with a flat $4.00 (for unit sales under $18) and $5.00 (for unit sales over $18), per unit sold domestically, and $2.50 per unit sold internationally.  The present retail price for the Banjo Minnow is $19.95.

Note 2: Going Concern
Before being acquired by DM Products, Inc., Direct Success, Inc. had an accumulated loss of $6,195,881. Notwithstanding the continued losses, these financial statements have been prepared by management on a going concern basis.

The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption.  The consolidated financial statements do not include any adjustments thus might result from the outcome of this uncertainty.  If the Company were unable to continue as a going concern, assets and liabilities would require restatement on a liquidation basis, which would differ materially from the going concern basis.

The Company’s future operations are dependant upon the marketing of its products and the Company’s ability to secure sufficient financing to continue operations and marketing of its products.  There can be no assurance that the Company’s products will be able to secure market acceptance or that successful commercialization of its products will be achieved.

Note 3: Fixed Assets
Fixed Assets consists of the following:

		As of 12/31/2008	As of 12/31/2009
	Office Equipment	1,768	3,193
	Mold	3,000	3,000
	Website	1,300	1,300
		6,068	7,493
Accumulated Depreciation		(5,307)	(6,189)
Fixed Assets, net		761	1,304

Total depreciation expenses related to the above mentioned fixed assets were $698 and $1,709 for the year ended December 31, 2008 and 2009 respectively.

Note 4: Income Taxes

The company accounts for income taxes in accordance with FASB Topic 740, "Accounting for Income Taxes," which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for Federal and state income tax reporting purposes.

The Provision income taxes consists of the following:

	For the Year Ended 12/31/2008	For the Year Ended 12/31/2009
Federal	-	-
State (minimum taxes and LLC fees)	2,098	2,400
	2,098	2,400

	For the Year Ended	For the Year Ended
	12/31/2008	12/31/2009
US Tax rate (34%)	0.34	0.34
State Rate	0.09	0.09
Total Rate	0.43	0.43
Valuation Adjustment	(0.43)	(0.43)
Net Effect	-	-

In 2009 DM Products has a Net Operating Loss (NOL) carry forward in the amount $827,375.

The tax benefit was not reflected due to a 100% valuation allowance provided as a result of losses and an uncertainty of future profitability.

Note 5: Operating Lease

Direct Success, Inc. leases office space under an operating lease agreement. Total lease expense for the year ended 12/31/08 and 12/31/09 were $747 and $0 repectively. The lease ended in 2008.

Note 6: Interest Expenses

Interest expense for the year ended December 31, 2008 and 2009 totaled $951 and $459 respectively.

Note 7: Royalties waived

Script To Screen, Inc. has entered into an agreement with Direct Success LLC 3 and Direct Success, Inc. to waive royalties for all past years to date and current year to date as well as future royalties that may come due under the current Royalty Agreement. Total past and current year royalties waived and included in other income equals $47,277. The royalty rate at 1% were accrued beginning in 2007  totaling  $11,106 for 2007 and $36,171  in 2008.    Owners of Script-to-Screen are founding shareholders of Direct Success, Inc. and have agreed to waive any royalties for the purpose of assisting the Company.  The amount waived is irrevocable, supported by a written agreement dated June 5, 2009 and was intended to help promote the growth and success of the Company.  These royalties remained unpaid and accrued at the date the waiver was granted.  No revision to the waiver agreement will be made at any time in the future.

Note 8: Acquired Intangible Assets

The company books intangibles at cost and amortizes then over their useful lives. The consolidated intangible assets consists of the following:

	As of 12/31/2008	As of 12/31/2009
Infomercial production costs	239,598	239,598
Accumulated amortization	(239,591)	(239,598)
Intangible assets-net	7	-

Total amortization expenses related to the above mentioned intangible assets for the year ended December 31, 2008 and 2009 were $563 and $0 respectively.

Note 9: Line of Credit

DM Products, Inc has three Revolving Line of Credits with credit limits of $30,000, $30,000, & $32,000. Both Line of Credits have fluctuating interest rate. The latest charged interest rate for these are 7.24%. The Line of Credits balance as of December 31, 2008, and 2009 is $0 and $15 respectively.

Note 10: Common Stock

Year 2008

On 04/03/2008: 5,000,000 shares of restricted common stock were issued to John Muse an  individual for services performed as a member of the Board of Directors.  These services were valued at $5,000  based on  $.0.001 par value of common stock which is the fair market value at the time of issuance since the value of services received is not readily determinable.

On 04/23/2008: 15,100,000 shares of restricted common stock were issued to Kurtis Cockrum  a related for services performed as President of the Company .  These services were valued at $15,100.00, based on  $.0.001 par value of common stock which is the fair market value at the time of issuance since the value of services received is not readily determinable.

On 04/03/2008:  4,000,000 shares of restricted common stock were issued to Sarah Mohr an individual for employment services.  These services were valued at $4,000  based on  $.0.001 par value of common stock which is the fair market value at the time of issuance since the value of services received is not readily determinable.

Year 2009

On 06/07/2009:  20,000,000 shares of restricted common stock were issued to Kurtis Cockrum   a related party for services performed as President of the Company.  These services were valued at $3,520 which is the fair market value at the time of issuance since the value of services received is not readily determinable.

On 06/07/2009: 20,000,000 shares of restricted common stock were issued to Michael DeBenon  a related party for legal services performed.  These services were valued at $3,520 which is the fair market value at the time of issuance since the value of services received is not readily determinable.

On 10/12/2009:  3,000,000 shares of restricted common stock were issued to James Clarke an individual for services performed as a Director of the Company.  These services were valued at $3,000 based on  $.0.001 par value of common stock which is the fair market value at the time of issuance since the value of services received is not readily determinable.

Note 11: Related Party Transactions

Employment Agreement

An employee agreement was entered into on the 20th day of April, 2007 by and between DM Products, Inc. and Kurtis Cockrum. Employee's starting salary is $6,000 per month during the first 90 days following execution of the agreement, or after $500,000 in capital is raised. After such period of time, Employee's salary shall be increased to $10,000 per month. Should the company determine it in the best interest not to pay employee's entire monthly compensation, at any time, any such compensation shall be treated as deferred compensation and will accumulate on the books and provided to employee at employee's sole discretion, taking into consideration the funds available and the best interest the company. The accrued salary as of 12/31/08 is $67,884, and as of 12/31/09 is $25,653.

Consulting Contracts

The Company  has entered in  a consulting contract with Michael DeBenon , Esq. for $6,000 per month on a month to month basis for general counsel. The amounts paid in 2008 $4,360 and in 2009 were $58,010.

Fair Value of Rents

The CEO and employees of the Company work from their homes. The fair market value of rents contributed by the related parties are estimated to be $50.00 per month, which is immaterial to the company's financial statements, therefore, an entry to record the value of rents contributed has not been recorded on the Company's books.

Note 12: Subsequent Events

The Board of Directors passed a resolution on 2/10/10 to issue 30,000 shares of Restricted Common Stock to an individual . In 2007 the individual paid $30,000 for preferred stock in error. The Company does not have preferred stock so 30,000 shares common stock will be issued at .001 par value.

Banjo Buddies, Inc. Arbitration

Direct Success, LLC #3 entered into a Manufacturing, Marketing, and Distribution Agreement with Banjo Buddies, Inc. on October 10, 2003 which was later modified in writing on April 30, 2005. This agreement, and subsequent modification, granted DS the exclusive rights to market and distribute the Banjo Lure a fishing  lure, owned by Banjo Buddies, Inc., in exchange for a royalty on sales. Direct Success, LLC #3 subcontracted the rights to manufacture, market and distribute the lure with Tristar Products, Inc. on May 11, 2005. A dispute arose between Direct Success, LLC #3 and Banjo Buddies, Inc. in which both claimed contract breaches to the terms contained in the Manufacturing, Marketing and Distribution Agreement and the modification thereof. Pursuant to the terms of the Agreement, any disputes arising from the performance of either party was required to be submitted to binding arbitration, in the State of California, and governed by California law. Direct Success, LLC #3 commenced arbitration of the dispute by filing a claim with the American Arbitration Association on March 13, 2009 and an Answering Statement and Counterclaim was filed by Banjo Buddies, Inc. on April 20, 2009. On February 26, 2010, prior to commencement of the Arbitration hearing, the parties entered into Settlement Agreement and Release which resolved all issues pertaining to the arbitration and the disputes between the parties. The Arbitration has been dismissed in its entirety.  No current litigation exists, and no future disputes are anticipated.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our interim unaudited consolidated financial statements and notes thereto for the three and six month period ended June 30, 2010 , and our audited consolidated financial statements and related notes thereto for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this Prospectus. We also urge you to review and consider our disclosures describing various risks that may affect our business, which are set forth under the heading “RISK FACTORS.”

Executive Overview

We, through our wholly owned subsidiary, Direct Success, Inc., intend to develop, finance, produce, market, and distribute, beauty, fashion, fitness and other products for sale through infomercial marketing and distribution channels. Profits are derived from inbound sales, outbound sales, up sells and retail distribution. Our primary objective is to penetrate this rapidly expanding industry by introducing consumer products to national and international markets through a series of infomercial campaigns. We intend to aggressively develop, finance, produce and market various new products for television infomercials. We intend to systematically expand our product list using a direct response model.

Our operational strategy consists of employing one of three distinct business alternatives for each product/infomercial:

▪	Complete Project Funding - The Company would obtain the exclusive licensing rights to products and pay a nominal royalty (2-5%) of gross sales to the product developer;

▪	Joint Venture Projects - The Company would share costs of production, marketing and distribution and would share revenues with product developers; and

▪	Straight Royalty Arrangements - The Company would partially finance the infomercials in exchange for a fixed royalty on gross sales.

Of course, the key to our ability to continually attract new products and new product developers will, in large part, determine our success. As part of our strategy, we intend to, and have developed, strategic alliances with strong companies that are established operators in the infomercial and advertising industry.  These companies include TriStar Products, Inc. and Script-to-Screen discussed and our relationships with these entities are discussed in other portions of this Prospectus.

Our business is focused on improving shareholder returns with a particular emphasis on profitability and capital productivity.

Economic and market conditions have been, and continue to be, disruptive and volatile.  The availability and cost of credit and currency volatility have obviously contributed to diminished expectations for the economy.  These conditions, along with reduced consumer confidence and increased unemployment, have contributed to reductions in consumer spending, particularly on discretionary products such as the ones offered by DM Products.

Although we continually adjust our procurement, marketing and production schedules, together with an acute awareness of production costs, it is still uncertain as to when the economy will recover, and it is not clear that our current activities will sufficiently offset the impact of the poor economy on our net sales.

Plan of Operation

Since its acquisition of Direct Success, Inc. in July, 2005 (pursuant to the Share Exchange Agreement more fully described elsewhere in this document), we have  focused primarily on the manufacturing, marketing, sale, and distribution of the Banjo Minnow Fishing Lure System (“Banjo Minnow”), via a direct marketing campaign, primarily promoted through the production and airing of a thirty minute infomercial.  The exclusive rights to the Banjo Minnow were acquired through a Manufacturing, Marketing and Distribution Agreement entered into between Direct Success, LLC#3 and Banjo Buddies, Inc., dated October 10, 2003 (prior to the company’s acquisition of Direct Success, Inc.).

Direct Success, Inc., on or about August 16, 2003, entered into a joint venture with Buena Vista Infomercials, Inc. and formed Direct Success, LLC #3 (a Delaware Limited Liability Company) for the purpose of acquiring the exclusive manufacturing and distribution rights to the Banjo Minnow.   Direct Success, LLC #3 is 75% owned by Direct Success, Inc. (a wholly owned subsidiary of DM Products, Inc.), while the remaining 25% is owned by Buena Vista Infomercials, Inc.

On or about October 10, 2003, Direct Success, LLC #3 entered into an agreement with Banjo Buddies Inc. (the owner and inventor of the lure) in which Banjo granted to Direct Success, LLC #3 the exclusive rights to manufacture, use, distribute, sell, advertise, promote and otherwise exploit the Banjo Minnow.  Direct Success, Inc. produced and financed the current infomercial featuring the Banjo Minnow and invested substantial capital in its promotion.  Direct Success, LLC #3 receives a royalty based on the sales of the product.

On or about May 11, 2005, Direct Success, LLC #3 subcontracted the manufacturing and distribution rights to TriStar Products, Inc.  Pursuant to this subcontract, Direct Success, LLC #3 receives a royalty, based on sales generated by TriStar.

Diversification

We realize the need to expand on the products offered to consumers, thereby diversifying our commitments and attracting new customers.  Our directors and officers are consistently approached with ideas for new products from various individuals and companies. It is expected that our officers and directors will continue to be “pitched” for new product ideas and that our referral sources will grow as we gain recognition in the infomercial industry. As opportunities arise, our officers and directors will present potential product ideas to our Board of Directors for its discussion and review.

In deciding which products to pursue, our Board will consider, among other things, the product's viability, costs of development and marketing, acceptable sales price point per unit, as well as the product's overall likelihood of success. In some instances, our Board may retain an outside consultant to evaluate such things as the product's likely market appeal or the product's optimal price point. We will pursue products approved by a majority vote of the Board. Although we expect that our directors and officers will continue to be approached by inventors with viable products without any solicitation, the Board of Directors may decide to solicit product pitches or ideas in the future if the Board believes that such a strategy would be in the our best interest.

If the Board approves a product for further development, we intend to retain outside parties to produce the infomercial, assist in the design, the overall marketing campaign and sales process, and source and manufacture the product for competitive rates. When determining what parties to retain for these services, our Board of Directors will consider several factors, including a proven track record, cost and the ability to meet our timetable. We do not intend to retain any one service provider exclusively, and, instead we intend to seek competitive bids from numerous potential providers for each infomercial campaign.

General

Our results of operations may vary significantly from period-to-period.  Our revenues will fluctuate due to the seasonality of our products, customer buying patterns, product innovations and competition, our ability to meet customer demand, media and advertising campaigns, and our ability to attract new customers and renew existing sales relationships.  In addition, our revenues are highly susceptible to economic factors, including, among other things:  the overall condition of the U.S. economy and economics of other countries where we market our products; and the availability of credit, both in the U.S. and abroad.

Results of Operations for the years ended December 31, 2008 and December 31, 2009 and three and six months ended June 30, 2010

For the years ended December 31, 2008 and December 31, 2009, and the first three and six months of 2010, the company’s sole revenue has been derived through the royalty arrangement between Direct Success, LLC #3 and TriStar Products, Inc.

In year ended December 31, 2008, our revenue was $218,112.  In year ended December 31, 2009, this royalty amount increased to $363,767, a $145,655 increase from 2008. Our revenue was $201,644 for the three months ended June 30, 2010, an increase from 158,554 for the same period ended June 30, 2009.  Our revenue was $207,139 for the six months ended June 30, 2010, an increase from $194,383 for the same period ended June 30, 2009. For all periods mentioned abofve, our revenues were solely based on royalty payments, thus, our cost of goods sold during this period was zero. Pursuant to recent negotiations, the contractual term of our rights concerning the Banjo Minnow will continue through January 1, 2012, with an option to extend the contract for an additional six months.

We have incurred an operating loss in the amount of $23,544 for the year ended December 31,2008.  We achieved an operating income for year ended 2009 in the amount of $43,793 along with miscellaneous income of $47,277, for a total income of $88,670, after a $2,400 provision for income tax.  We recorded a net loss in comparison for 2008 in the amount of $25,642.

For the first three months of 2010 we incurred a net loss of $76,970. Management had anticipated a decrease in revenue in the first quarter of 2010, as compared to the first quarter of 2009, due to the pending Arbitration between DM Products and Banjo Buddies, as discussed elsewhere in this prospectus.  Until the Arbitration was resolved and fully settled in March, 2010, Tristar Products was reluctant to purchase a significant amount of media time, for lack of knowing if the outcome of the Arbitration would affect the licensing rights of DM Products with regards to the Banjo Minnow.  As stated elsewhere in this prospectus, the matter has been resolved and additional costs are not anticipated.  Factors contributing to the increased expenses during this same period were primarily the result of the legal fees and costs associated with the arbitration itself and the fact that during this time, DM Products engaged accounting firms and securities counsel to commence the audited financial statements and prepare this current prospectus.

We incurred a net income of $100,009 for the three months ended June 30, 2010, as compared with a net income of $143,423 for the same period ended June 30, 2009.  We incurred a net income of $23,039 for the six months ended June 30, 2010, as compared with a net income of $123,638 for the six months ended June 30, 2009.   The decrease in net income in the three and six months ended June 30, 2010 from the prior periods in 2009 is a result of increased operating expenses in 2010 largely resulting from increased professional fees and general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2009, we had total assets in the amount of $119,195, consisting of $36,729 in cash, $59,708 in Tristar Receivables, $21,454 in Prepaid Expenses, and property and equipment of $1,304.  Our current liabilities as of December 31, 2009, were $56,619. Thus, we had working capital of $62,576 as of December 31, 2009.

As of June 30, 2010, we had total assets in the amount of $132,895, consisting of $55,255 in cash, $72,285 in Tristar Receivables, $3,169 in Prepaid Expenses, and property and equipment of $2,186.  Our current liabilities as of June 30, 2010, were $47,280. We had working capital of $83,429 as of June 30, 2010.

Our current monthly fixed expenses (“Burn Rate”) are approximately $25,000.  Based on our history of revenues generated, we believe that we will have adequate funds for the duration of our distribution contract with Tristar (discussed elsewhere in this prospectus), which will expire June 30, 2012. However, following the expiration of that agreement, and assuming the royalties received between the date of this prospectus and June 30, 2012 remain consistent with the royalties we have received to date, we will be faced with depletion of funds within a short period of time, should the company not have in place additional revenue streams or additional financing. In addition to our fixed expenses, we intend to expend funds for the purpose of discovering and investigating potential new products suitable for the infomercial model.  Once a proper candidate is identified, additional expenditures will be required to produce the commercial(s) and “test market” the products in specific areas during specific airings.  The cost for producing and testing of a potential product could be as high as $100,000.

We also expect to launch a new line of fragrance and personal care products, aside from our infomercial business, through our subsidiary, Aliano, Inc.  The expected short term cost associated with developing this line is business is roughly $100,000.  This money will be used to pay our management team, consultants, and to develop our product line and marketing channels.  We will have to raise money to develop this line of business, but we have no formal plans at the present time to do so.

As of June 30, 2010, our cash reserves were $55,255 and we do have a line of credit which enables us to access $92,000.    If we need to and cannot raise additional capital, we would be forced to discontinue operations.

Although we have attained minimal profitable operations, we are still dependent upon   infomercials as our sole distribution channels for marketing and selling our products. In 2009, the Banjo Minnow resulted in the company receiving $363,767 in revenue.  While it is anticipated that the company will receive an increase in that figure for year ending 2010, there is no certainty of this and no guarantees we will be successful in the launching of a new infomercial campaign.   If customers are not continually receptive to our Banjo Minnow infomercial, and not receptive to new infomercial content or product offerings, our sales through our infomercial sales channel may decline.  If that were to occur, we would be forced to rely on additional capital to support our operations.  In light of the current economic environment, as discussed elsewhere in this prospectus, it will be extremely difficult to raise the capital we may require.  If both these conditions occur, we would be forced to cease operations.

Off Balance Sheet Arrangements

As of June 30, 2010, there were no off balance sheet arrangements.

Changes In and Disagreements with Accountants

We have had no changes in or disagreements with our accountants.

Directors and Executive Officers

The following information sets forth the names of our current directors and executive officers, their ages as of December 31, 2009 and their present positions.

Name	Age	Position Held with the Company
Kurtis L. Cockrum	58	President, Chairman of Board of Directors
James Clarke	63	Secretary, Treasurer, Board Member

Set forth below is a brief description of the background and business experience of executive officers and directors.

Kurtis L. Cockrum.  Mr. Cockrum is currently the President and Chairman of the Board of Directors for DM Products, Inc.  He has over 33 years of experience working in the Material Handling Industry, more specifically in warehouse distribution and fulfillment. He worked for Interlake, Inc., the world’s leading Materials Handling equipment supplier from 1973 thru 1983.  In 1983 he founded Kacee Construction Company, a subsidiary of Cockrum Enterprises, Inc., a private company, where he was the CEO and President.   He is also presently a board member of a publicly traded company, DM Products, a company currently trading on Pink Sheets, which specializes in producing Infomercials along with marketing, distribution and fulfillment of their products.  From April 2007 to March of 2008 he was President and Board Chairman. March of 2008 till October of 2009 he held the position of V.P. of Operations. He was then reappointed to the Board and retained his former positions as President and Board Chairman.  Working with DM Products for three and one half years, he has worked extensively with manufacturing of products, product search and development, marketing and sales, call and customer service centers, infomercial creation and execution, financial management, media buying time, project budgeting, short and long term planning, and contract negotiations in the Direct Response industry He is also a certified OSHA outreach trainer.

In addition, Mr. Cockrum has been involved with several organizations throughout the community, volunteering and helping out with the community’s youth and his church, serving on various boards and committees.  He is presently serving in an advisory capacity to Pacific Lutheran Theological Seminary in Berkeley, California.

James Clarke is currently on the Board of DM Products, Inc. and holds the positions of Secretary and Treasurer. He was President and Board Chairman from March of 2007 until October 2009. Mr. Clarke has over 30 years of Senior and Executive level management experience, including developing operations and building international distribution networks throughout the U.S. and worldwide. He founded five companies: Quintec Industries (1973-1981); Circuit Products West, Inc. (1981-1984); Carter International, Inc. (1985-1990; The Delphi Group (1991-1993), and; Capital Marketing Group (1993-2005).    Over the past 20 years, he operated as President or CEO with several other companies, and has previous Board experience. He received his BS in Business Administration and MS in Marketing from Oklahoma State University.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws.  Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

At present, Kurtis Cockrum is serving as both President and Chairman and has been a significant figure in directing all aspects of company activity.  His overall experience in business start-ups is vital to the success of DM Products. (For more information concerning Mr. Cockrum’s qualifications to lead our company, see his full Bio contained elsewhere in this disclosure statement.).

There are no other significant employees at this time.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to our present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

We do not have a separately-designated standing audit committee.  The entire board of directors performs the functions of an audit committee, but no written charter governs the actions of the board of directors when performing the functions of that which would generally be performed by an audit committee. The board of directors approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board of directors reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers reviews auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

We do not have an audit committee financial expert because of the size of our company and our board of directors at this time.  We believe that we do not require an audit committee financial expert at this time because we retain outside consultants who possess these attributes.

For the fiscal year ending December 31, 2008, the board of directors:

1.	Reviewed and discussed the audited financial statements with management, and

2.	Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

Code of Ethics

As of December 31, 2009, we had not adopted a Code of Ethics for Financial Executives, which would include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers for all services rendered in all capacities to us for the years ended December 31, 2009 and 2008.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kuris L. Cockrum, President	2009 2008	162,230 75,538	0 0	3,520(1) 15,100(1)	0 0	0 0	0 0	0 0	165,750 90,638
James R. Clarke(2) Secretary/Treasurer	2009 2008	4,500 0	1,000 0	3,000(1) 0	0 0	0 0	0 0	0 0	8,500 0

(1)
The aggregate grant date fair value of the stock awards issued at $21,620 is computed in accordance with FASB ASC Topic 718.  The values attributable to the stock compensation were based on the existing sales of our common stock and the restrictions on re-sale at the time of issuance. Please refer to Note 10 of our audited financial statements for the years ended December 31, 2009 and 2008.

(2)	Mr. Clarke received half of the above salary, bonus and stock as an officer and the other half of his salary, bonus and stock for his service as a director of our company.

Employment Arrangement’s with Named Executive Officers

The company’s only employment contract is with its President, Kurt Cockrum. Such agreement was effective April 20, 2007 and continues unless and until terminated by either party pursuant to their rights under California law.  Compensation is $10,000 per month.  Due to lack of funds available in 2007 and 2008, a portion of Executive salaries were deferred from 2007 and 2008 until 2009.   Approximately $25,000 in salary is still owed from years 2007 and 2008.

DIRECTORS’ COMPENSATION TABLE

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John Muse	2009 2008	0 0	0 0	0 5,000	0 0	0 0	0 0	0 0	0 5,000

Compensation of Directors

James Clarke and John Muse are the only directors to have received any compensation for their services on the board of directors.  In 2008, we issued a total of 8,000,000 shares of our common stock to Mr. Muse for his past services as our director. As shown in the Summery Compensation Table above, the compensation by grant of stock to Mr. Clarke in 2009 is minimal.  We have considered offering additional compensation to our directors should we see a growth in our revenues and net worth.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Kuris L. Cockrum,	-	-	-	-	-	-	-	-	-
James R. Clarke	-	-	-	-	-	-	-	-	-

Equity Compensation Plan.

The Company does not have a formal Equity Compensation Plan or 401 K Plan but does use its restricted securities to entice employees and to provide additional performance based compensation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of October 8, 2010, with respect to the beneficial ownership of our common stock by (i) all of our directors, (ii) each of our executive officers named in the Summary Compensation Table, (iii) all of our directors and named executive officers as a group, and (iv) all persons known to us to be the beneficial owner of more than five percent (5%) of any class of our voting securities.

	Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Ownership(1)
Kurtis L. Cockrum 1507 Elise Ct. Walnut Creek, CA 94596	49,000,000	20%
James Clarke 40 Technology Drive Irvine, CA 92618	3,000,000	1.00%
All officer and directors	52,000,000	21%
5% SHARHEOLDERS
Michael S. DeBenon 20522 Pierview Lane Huntington Beach, CA 92646	27,116,000	11.3%
K & B Kerry Living Trust 12 Morning View Dr. Newport Beach, CA 92627	16,081,669	6.70%

(1)	The percentages are based on 239,937,352 shares of common stock outstanding on October 8, 2010.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Relationships and Related Transactions

The Issuer was incorporated on March 1, 2001 under the laws of the State of Nevada under the name Effective Sports Nutrition Corporation.  On April 11, 2005, Effective Sports Nutrition changed its name to Midwest E.S.W.T. Corp.

On July 18, 2005, the company entered into a share exchange agreement with Direct Success, Inc., a California corporation.  As a result of the agreement, Midwest E.S.W.T agreed that a total of 114,851,043 shares of Restricted Common Stock were to be issued to the shareholders of Direct Success, Inc.  Direct Success, Inc., in turn, surrendered all of its authorized stock to Midwest E.S.W.T.  On December 14, 2005, Midwest E.S.W.T changed its name to DM Products, Inc.

DM Products, Inc. operates through its wholly owned subsidiary Direct Success, Inc.  Direct Success, Inc. has a seventy-five percent (75%) interest in Direct Success, LLC #3, a Delaware Limited Liability Company.  Direct Success, LLC #3 has an exclusive licensing agreement with Banjo Buddies, LLC, for the sale of the Banjo Minnow Fishing System (see Item 1 above).

On or about April 2007, the company entered into an employment agreement with Kurt Cockrum whereby he would receive a monthly salary in the amount of $10,000 for services as President.

On or about May, 2009, the company entered into a monthly retainer agreement with its general counsel and affiliate, Michael S. DeBenon, whereby Mr. DeBenon receives a $6,000 per month retainer for legal services provided.

There is no other parent, subsidiary, or Affiliate Company’s of the Issuer, and there are no additional transactions between the company and its directors, officers or employees, including transactions concerning receivables, payables, notes, or guarantees.

Available Information

We have filed a registration statement on form S-1 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus.  This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits.  Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company.  We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company.  You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C.  Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE Washington, DC 20549.  Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the Commission.  Our registration statement and the referenced exhibits can also be found on this site.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

Dealer Prospectus Delivery Obligation

Until ___________________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

DM PRODUCTS, INC.
148,009,888
SHARES OF COMMON STOCK

October 8, 2010